As filed with the Securities and Exchange Commission on March 4, 2005.

Registration No. 333-122030

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IBUYDIGITAL.COM, INC.

(Exact name of registrant as specified in its charter)

Delaware	5961	20-1967964
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

252 Conover Street

Brooklyn, New York 11231

(646) 218-2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Elliot Antebi

President and Chief Executive Officer

IBuyDigital.com, Inc.

252 Conover Street

Brooklyn, New York 11231

(646) 218-2200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David J. Sorin, Esq. Morgan, Lewis & Bockius LLP 502 Carnegie Center Princeton, New Jersey 08540 (609) 919-6600	Scott H. Katzman, Esq. Donald H. Meiers, Esq. Steptoe & Johnson LLP 1330 Connecticut Ave., NW Washington, D.C. 20036 (202) 429-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2005

4,000,000 Shares

IBuyDigital.com, Inc.

Common Stock

This is our initial public offering of shares of our common stock. We are offering 4,000,000 shares.

We expect the initial public offering price to be between $             and $             per share.

Prior to this offering, there has been no public trading market for shares of our common stock. We have applied to have our common stock quoted on the Nasdaq National Market under the symbol “IBUY.”

Investing in our common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to IBuyDigital.com	$	$

Certain of our stockholders have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock to cover over-allotments. We will not receive any of the proceeds received upon the sale of any shares offered upon exercise of the over-allotment option. Any shares purchased by the underwriters to cover over-allotments will be purchased at the offering price, less underwriting discount and commissions.

The shares will be ready for delivery on or about                     , 2005.

Merriman Curhan Ford & Co.

Oppenheimer & Co.

The date of this Prospectus is                     , 2005

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus, the “Company,” “IBuy,” “we,” “us” and “our” refer to “IBuyDigital.com, Inc.,” a Delaware corporation, and its subsidiaries.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. For investors outside the United States: The distribution of this prospectus and the offering and sale of our shares in certain jurisdictions outside the United States may be restricted by law. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer of, or an invitation to purchase, any of the shares covered by this prospectus in any jurisdiction in which such offer or sale would be unlawful.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. It likely does not contain all of the information that is important to you. You should read the entire prospectus carefully, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. In particular, you should carefully consider the information set out under the heading “Risk Factors.”

Our Company

We are an online retailer of brand-name, state-of-the-art consumer electronics such as digital cameras, camcorders and plasma/liquid crystal display (LCD) televisions. Our target market is comprised of individuals who endeavor to make informed purchase decisions based upon their own product research, and engage in comparison shopping, considering, among other things, price and available customer reviews.

We provide value to our customers in several different ways. Online shoppers can readily click-through shopping comparison portals to make purchases on one of our websites, directly access any of our websites to place orders online or call one of our sales representatives. We offer significant savings over traditional brick and mortar retailer pricing on substantially all of the products we market. Through our sourcing arrangements with a wide variety of manufacturers and distributors, we are able to match our customers’ demands with immediate product availability. Our internal sales and customer service representatives are available to respond to questions regarding product availability, order status, and product use and functionality to ensure that we provide consistent and timely order fulfillment.

We also offer a number of benefits to our suppliers. We provide a low-risk, high-volume channel through which our suppliers may sell merchandise. We have the flexibility to buy a variety of product lines from our suppliers, on a frequent and regular basis. This flexibility translates into minimizing the suppliers’ risk of product returns. We also endeavor to maintain the integrity of our suppliers’ brands. Through our centralized distribution facility in Brooklyn, New York, we are able to minimize our suppliers’ shipping costs.

Our scalable technology platform and order flow processes, internally developed to support our operations, allow us to manage and monitor the merchandising of our goods. This infrastructure also permits us to monitor pay-per-click advertising programs, perform click-through and sales conversion tracking and analysis, perform product and data feed management, and adjust specific product pricing, details and targeted advertising programs on our websites in real time. As a result, we achieve cost-effective advertising, resulting in favorable customer acquisition costs.

We market our products over the Internet using our six operative websites. Based on a combination of favorable customer reviews and pricing, our websites often are prominently featured on leading shopping comparison portals. We believe that these favorable customer reviews, which we have received throughout our four-year operating history, provide us with a distinctive competitive advantage. Our increased business and strengthening of our operating results over this time period are illustrated in the table below:

	Year Ended December 31,
	2002	2003	2004
Net sales	$61,389,070	$61,161,829	$76,440,545
Gross margin	7.8%	9.3%	10.0%
Average order value	$706	$667	$825

We intend to expand our customer base, generate additional repeat orders from our customers and expand our product offerings. To accomplish this, we have several initiatives. These include increasing awareness of our brand identity to attract new customers, to develop customer loyalty and to increase direct traffic to our websites. Further, we plan to leverage our technology to expand the variety and depth of merchandise that we offer on our websites and to be among the first to offer new product innovations as they come to market. We intend to add product categories that lend themselves to efficient procurement and distribution within our infrastructure.

Corporate Information

We were incorporated in Delaware in December 2004 under the name IBuyDigital, Inc. and we changed our name to IBuyDigital.com, Inc. in January 2005. Our business is currently conducted through four of our affiliated entities, which became our wholly-owned subsidiaries in December 2004. These entities are Central Digital Inc., incorporated in New York in August 2000, Dbuys.com Inc., incorporated in New York in August 2000, IBuyDigital Online, Inc., incorporated in New York in September 2001 under the name IBuyDigital.com, Inc., and Digital Megastore.com Inc., incorporated in New York in April 2002. Our website address and the addresses of each of our other operative websites are as follows: IBuyDigital.com, DigitalMegastore.com, IBuyplasma.com, DBuys.com, CentralDigital.com and realdealshop.com. The information on our websites is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website addresses as inactive textual references only.

Our Address

Our principal executive offices are located at 252 Conover Street, Brooklyn, NY 11231. Our telephone number is (646) 218-2200.

We have no registered trademarks or service marks. IBuyDigital.com, DigitalMegastore.com, IBuyplasma.com, CentralDigital.com, DBuys.com and realdealshop.com are our common law trademarks and/or service marks. Any other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Shares Outstanding Before the Offering	12,000,000 shares

Shares To Be Outstanding After the Offering	16,000,000 shares

Shares to be Held by Our Directors and Executive Officers After the Offering	11,680,000 shares, representing approximately 73.0% of the outstanding voting power.

Use of Proceeds

We intend to use the proceeds of this offering primarily for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by certain of our stockholders upon exercise of the over-allotment option, if any. See “Use of Proceeds.”

The Offered Shares

A total of 4,600,000 shares of our common stock, par value $0.01 per share, consisting of: (i) 4,000,000 shares being offered by us, and (ii) up to 600,000 shares that are subject to the over-allotment option granted to the underwriters by certain of our stockholders.

Offer Price	Estimated between $ and $ per share.

Over-Allotment Option

In connection with the offering, certain of our stockholders have granted to the underwriters an over-allotment option, which is exercisable for a period of 30 days, to cover over-allotments, if any, made in connection with this offering. Any such shares will be sold by certain of our stockholders on the same terms and conditions as the other shares being sold in this offering.

Proposed Nasdaq National Market Symbol	IBUY.

Lock-Up Agreements

We expect that the holders of all of our currently outstanding shares of common stock other than the shares being offered in this offering will execute agreements providing that, subject to the exceptions described in the “Underwriting” section, without the prior written consent of Merriman Curhan Ford & Co., as a representative of the several underwriters, such holders will not, during the period ending 180 days after the date of this prospectus, sell, offer, contract or grant any option to sell (including, without limitation any short sale), pledge, transfer, establish an open “put equivalent position” or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in shares of our common stock.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise the over-allotment option granted to them by certain of our current stockholders.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The tables below summarize our consolidated statement of income and balance sheet as of and for the periods indicated. The data as of December 31, 2004 and for each of the three years in the period ended December 31, 2004 are derived from, and are qualified by reference to, the consolidated financial statements and related notes included elsewhere in this prospectus. The data for the year ended December 31, 2001 is derived from our audited financial statements, which are not included in the prospectus. The data in these tables should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The figures in the tables below reflect rounding adjustments.

	Year Ended December 31,
	2001	2002	2003	2004
Consolidated Statement of Income Data:
Net sales	$30,082,570	$61,389,070	$61,161,829	$76,440,545
Cost of goods sold	27,667,500	56,571,119	55,445,193	68,833,250

Gross profit	2,415,070	4,817,951	5,716,636	7,607,295
Selling, general and administrative expenses	1,728,408	4,168,068	4,956,278	5,965,827

Income from operations	686,662	649,883	760,358	1,641,468
Other income	—	59,218	135,772	50,867
Interest expense	(6,055)	(54,499)	(85,117)	(68,196)

Income before provision for income taxes	680,607	654,602	811,013	1,624,139
Provision for income taxes	40,079	25,978	38,739	138,537

Net income	$640,528	$628,624	$772,274	$1,485,602

Net income per common share: basic and diluted	$0.05	$0.05	$0.06	$0.12

Weighted average number of common shares outstanding: basic and diluted	12,000,000	12,000,000	12,000,000	12,000,000

Pro forma:
Net income as above	$640,528	$628,624	$772,274	$1,485,602
Pro forma income tax adjustments(1)	243,000	191,500	218,500	512,000

Pro forma net income	$397,528	$437,124	$553,774	$973,602

Pro forma net income per common share: basic and diluted	$0.03	$0.04	$0.05	$0.08

	As of December 31, 2004
	Actual	As Adjusted(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$78,193	$
Working capital (deficiency)(3)	(19,700)
Total assets	3,876,241
Short-term debt	558,046
Total stockholders’ equity	300,000

(1)	Prior to December 14, 2004, each of our operating subsidiaries operated as an S Corporation for federal and New York state income tax purposes since its inception. Accordingly, the historical consolidated financial statements do not include a provision for federal and state income taxes. Pro forma net income has been computed as if the operating subsidiaries had been fully subject to federal and state income taxes based on the tax laws in effect during the reported periods. See Notes 1 and 6 to the consolidated financial statements.

(2)	Adjusted to reflect the sale by us of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $ per share and the anticipated application of the net proceeds received. For more information, see “Use of Proceeds” and “Capitalization.”

(3)	The working capital deficiency reflects the recording of an anticipated distribution to certain of our stockholders in the aggregate amount of $474,698, representing S Corporation distributions by the four separate legal entities that, in December 2004, became our wholly-owned subsidiaries. For more information, see “S Corporation Distributions.”

RISK FACTORS

You should consider carefully the risks described below together with all of the other information in this prospectus before making a decision to invest in shares of our common stock. Any of these risks could materially adversely affect our business, financial condition or results of operations and, as a result, the trading price of our common stock could decline, which could, in turn, result in the loss of all or part of your investment in our common stock. Furthermore, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business operations.

Risks Related To Our Business

We depend on the listing of our products on various shopping comparison websites to attract a substantial portion of the consumers who purchase products from us. If we were unable to list our products on one or more of these shopping comparison websites, or if our advertising of our products in this manner were to prove less effective, we could experience a decline in revenues and profitability.

Many consumers access our websites by clicking through on search results displayed by shopping comparison websites, or “portals,” that drive traffic to our websites. These portals can terminate our listings at any time, without cause and with only minimal notice. If this were to occur, or if our advertising of our products on these shopping comparison portals were to prove less effective, our revenues could decline. Further, our marketing expenses could rise by virtue of having to rely upon more expensive, and possibly less effective, forms of advertising. This could cause us to experience a decline in profitability and/or operating losses.

If we are unable to maintain existing sourcing arrangements with manufacturers and distributors or arrange alternative sourcing of products, we may not be able to offer our customers the product selection desired, which could result in a decrease in revenues and decline in profitability.

We purchase products for resale directly from manufacturers and indirectly through multiple distributors and other sources. Because approximately 80% of our inventory turns over approximately every four to five days, with the remaining 20% turning over approximately every two to three weeks, maintaining continuous supply from our suppliers is critical. We depend on our suppliers to ensure that we are allocated sufficient quantities and a broad selection of product. We source our products through suppliers on an individual purchase order basis. We do not have supply agreements with our suppliers and, therefore, they can stop supplying us with products at any time, for no reason and without notice. In addition, we rely on our suppliers being authorized dealers or distributors and providing authentic goods. Any delay or termination of supply by, or change in or limitation on allocations received from, our existing suppliers, or a failure to provide authentic goods, could cause a drop-off in our sales volumes and our profitability. If we are not able to maintain our existing supply arrangements or arrange alternative sources of supply on acceptable terms, including favorable product pricing, we may not be able to offer our customers the product selection desired, which could result in a decrease in revenues and decline in profitability. For more information, see “Our Business – Suppliers.”

If we begin to receive more than a minimum number of negative customer reviews or if customers cease authoring reviews, our revenues could decline.

Obtaining positive customer reviews and maintaining a good reputation among our customers are important to our business. Many of the shopping comparison sites through which we advertise and market our products permit, and indeed encourage, consumers who have purchased products from us to electronically submit reviews of our service based upon their shopping experience. If customers cease authoring reviews or if the quality of their reviews deteriorates to any noticeable degree, potential customers may choose not to access our websites and purchase products from us, which could result in a loss of business, a decline in sales volumes and a weakening of our financial condition.

If we do not continually enhance and improve the functionality and features of our websites and systems, we may fail to remain competitive and our revenues may decline.

To sustain our historical sales levels, attract new customers and generate repeat sales, competitive forces require us to continuously upgrade our websites to provide increased functionality to enhance consumers’ shopping experiences. We must also expand the computer systems that we use to process and ship customer orders and process customer payments so that we fulfill customer orders in a timely and otherwise satisfactory manner. If we do not continually enhance our websites and systems by embodying new technologies, and adopt new industry standards and practices, we could lose customers, which could cause a drop-off in our revenues and our profitability. For more information, see “Industry Overview – Key Drivers of Consumers’ Online Shopping Decisions – Ease of Use.”

A competitor’s mirroring of our multiple website marketing strategy, or a change to a shopping portal’s terms and conditions that would prohibit such strategy, could harm our business.

If one or more of our competitors were to establish multiple websites and emulate our value pricing and customer satisfaction levels, or if a shopping portal disallowed our pursuing this strategy, our business could be harmed. As consumers search for products through shopping portals on the Internet, we depend on our multiple websites to be ranked prominently on the resulting search lists to enhance the likelihood that consumers will choose to purchase from us. If our competitors were to similarly establish several websites that could effectively compete in such listings based on price and/or consumer satisfaction ratings, the ranking of our websites might be lowered, reducing the likelihood consumers will choose to purchase products from us. If a shopping comparison portal prohibited the listing of more than one of our websites, we would be unable to continue to employ our current marketing strategy which would further harm our business. For more information, see “Our Business – Competition.”

We may lose sales to multi-channel retailers.

Retail chains offer consumers the ability to physically handle and examine products in a manner that is not possible over the Internet, as well as a more convenient means of returning and exchanging purchased products. Some retail chains have used their brand recognition to enter the online market. Such retail chains offer consumers the option of buying items online and then picking up their purchased items at a local store, eliminating shipping costs and shipping wait time. As additional retailers gain prominence on web portal shopping sites, the likelihood that consumers will purchase from a retailer with whom they are already familiar rather than from us will increase and our sales may, in turn, decrease, perhaps significantly. For more information, see “Industry Overview – The Online Retailer.”

We may not be able to compete successfully against existing or future competitors.

The market for sales of consumer electronics, online and otherwise, is intensely competitive and rapidly evolving. We principally compete with a variety of online retailers, specialty retailers and other businesses that offer products similar to or the same as our products. Many of our current and potential competitors have longer operating histories, larger customer bases, more diverse product lines, greater warehouse capacity, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, online retailers with whom we compete may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. For more information, see “Our Business – Competition.”

We would expect to experience significant competitive pressure if any of the distributors from which we source products were to initiate their own retail or online operations. Because our distributors have access to merchandise at very low costs, they could sell products at lower prices than we can, given our comparatively low margins. If this were to occur, our current and potential customers might decide to purchase directly from these distributors, which could reduce our sales volumes and profitability. Additionally, increased competition is likely to result in lower sales volumes, price reductions and reduced revenue and gross margins.

Our profitability is dependent on our ability to source new and innovative products.

Generally, the price of consumer electronics declines as products mature. As a result, our business model relies on obtaining new and innovative products, which is critical to our ability to maintain or increase our margins. If we are unable to obtain new and innovative products, our revenues and profitability may decline. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Trends Influencing our Operating Results.”

Our limited operating history makes it difficult to evaluate our business and prospects.

We are an early stage company with a limited operating history. To date, we have sold our products through six operating websites which we established under four separate legal entities. In addition, the online retail industry is still in a stage of relative infancy. For more information, see “Industry Overview.” If consumers become hesitant to purchase items over the Internet as a result, for example, of new or heightened privacy/security concerns, or if the average price per item sold over the Internet declines as a result of such concerns or other factors, our business would likely experience a substantial decline. You must, therefore, consider our business and prospects in light of our limited operating history, the uncertainties resulting from our having had a relatively limited time period in which to implement and evaluate our business strategies and the burgeoning nature of our industry.

We must continue to strengthen our financial systems and controls, and failure to do so could adversely affect our ability to provide timely and accurate financial statements.

As a closely-held company with no public reporting obligations prior to our filing of this registration statement, we committed limited personnel and resources to the development of our internal financial controls and systems. In connection with our fiscal year 2003 financial statement audit and in connection with their continuing engagement, our independent auditors have and continue to provide us with comments and recommendations regarding a number of areas in our internal accounting and disclosure controls needing improvement. These areas include: segregating duties in key functions; the creation of formal accounting controls, policies and procedures; a need to hire additional management and staff experienced in financial reporting; and documenting our internal accounting and disclosure controls and procedures. We have begun to address these issues by hiring a chief financial officer.

Improvement in our internal accounting and disclosure controls and procedures and the hiring and training of key accounting personnel will be required in order for us to manage future growth successfully and effectively assess and report our results of operations and financial condition. Improvement of our internal accounting controls, as well as compliance with the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission, the Nasdaq Stock Market and the Public Company Accounting Oversight Board, will be costly and will place a significant burden on management. In addition, as of December 31, 2005, we will become subject to the requirements of Section 404 of the Sarbanes-Oxley Act. To date, we have taken limited actions with respect to compliance with the requirements under Section 404. Over the next 12 months, we expect to hire additional personnel and/or engage outside consulting firms, among other actions, to assist in our efforts to comply with Section 404. Any failure to improve our internal accounting controls or other problems with our control systems could result in delays or inaccuracies in reporting financial information, or non-compliance with SEC reporting and other regulatory requirements, any of which could adversely affect our business and stock price.

As a result of seasonal fluctuations in our revenues, our quarterly results may fluctuate and could be below expectations.

We have experienced and expect to continue to experience seasonal fluctuations in our operating results reflecting the general pattern of peak sales for the retail industry during the holiday shopping season. A disproportionate amount of our net sales is realized during the fourth quarter of each calendar year, and we expect this seasonality to continue in the future. Approximately 33%, 30% and 41% of our net sales for the years 2002, 2003 and 2004, respectively, were generated during the fourth quarter of the applicable year. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.” If we were to experience lower than expected net sales during any future fourth quarter, whether from a general decline in economic conditions, a move away from electronic gift giving (an important element of the online retail market) or other factors beyond our control, it would have a disproportionately large impact on our operating results and financial condition for that year.

If the integrity or accuracy of merchant reviews, submitted to the various shopping comparison sites, were to be called into question, our business could be harmed.

Many of the shopping comparison websites through which we advertise and market our products have “terms of use” that cover, among other things, the posting on their websites of merchant reviews by consumers who have purchased one or more products from listed merchants. While these terms of use differ from one shopping comparison website to another, in general they are intended to prohibit users of the websites (including consumers and online retailers listing their products on such sites) from taking any action that would manipulate or distort, or that may undermine the integrity and accuracy of, the merchant reviews. A shopping comparison website typically reserves the right to omit or remove any merchant review it suspects violates any of the terms of use, as well as to restrict, suspend or terminate access to all or any part of the website’s services. In addition, if we violate the terms and conditions imposed by such shopping comparison sites, our listing privileges could be suspended temporarily or for an indefinite period of time. In fact, in August 2004, the listing privileges of our IBuyPlasma.com website were temporarily suspended for a 30-day period by Shopping.com after Shopping.com notified us that our permitting consumers who picked up a product at our warehouse facilities to fill out an online evaluation of our services from inside our premises was a violation of such site’s terms and conditions. A limited number of reviews were submitted in this manner, and upon receiving such notification, we ceased this practice. More significantly, action on the part of users of these shopping comparison websites (whether or not those on which we advertise and market our products) that is found to undermine the integrity or accuracy of merchant reviews, particularly if such action becomes the focus of the media’s attention, could undermine what we believe to be an important part of our efforts to distinguish ourselves from our competitors through earning consistently favorable reviews that are independent and legitimate. This could, in turn, significantly damage our business.

The shopping comparison portals on which we list our products (and through which we currently generate a significant percentage of our customer orders) may alter the terms of their merchant agreements at will, exposing us to a number of risks, including higher click-through fees and an increased challenge of gaining prominent placement of our products on these portals.

By virtue of the listing of our products on the various shopping comparison portals through which we currently generate a significant percentage of our customer orders, we are subject to the terms and conditions of such portals’ merchant and similar agreements. These agreements differ from one shopping comparison portal to another, but, in general, they provide that the comparison shopping portals can freely alter the terms and conditions of such agreements. As such, we are exposed to a number of risks. For example, many of these portals impose minimum click-through fees. These fees can be raised at any time. The prominence of a merchant’s listing is often a matter of the merchant’s bidding for (and agreeing to pay) a high fee for that product category, and in those cases the merchant is subject to the ever-present risk of another merchant bidding a higher fee. In other cases, however, the prominence of a merchant’s initial or default listing can be dependent on the product price point or the quality of the merchant’s customer review ratings. Changes in the terms and conditions of our merchant and similar agreements with the shopping comparison portals on which we list our products could change or limit our marketing strategies (which may, in turn, disadvantage us relative to our competitors, particularly those with greater financial resources), increase our operating expenses and otherwise harm our business.

We may be liable for misappropriation of our customers’ personal information and the integrity of our network may be compromised.

If we give third parties improper access to, or if third parties are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. Any loss of information or the delivery of inaccurate information due to human error, miscommunication or otherwise, or a breach or failure of our security mechanisms that leads to unauthorized disclosure of sensitive information, could lead to customer dissatisfaction and possible claims against us for damages. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices and identify deficiencies in such practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. For more information, see “Our Business – Technology.” Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. If our security were to be compromised, it could subject us to liability and damage our reputation. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

Notwithstanding all of the security measures we have in place, unauthorized users (hackers) could penetrate our network and cause a shutdown, whether temporary or long-term, in our network operations, including our websites. If we are unable to sell product on the Internet as a result of hackers’ activity, our revenues could dramatically decline.

Credit card fraud could decrease our revenues and profitability.

We do not carry insurance against the risk of credit card fraud, so the failure to guard or limit the amount of fraudulent credit card transactions could reduce our revenues and our gross margin. We may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Further, credit card companies and processors may impose burdensome terms or refuse to accept credit card charges from us if we are unable to detect or limit credit card fraud.

If we decide to offer new product lines or categories, we may jeopardize our current reputation and experience a decline in our operating results.

We currently generate substantially all of our revenue from the offer and sale of digital cameras, camcorders and plasma/LCD televisions. If we decide to commence offering new product lines or categories, our internal sales and delivery processes may not prove effective with respect to such other product categories. In addition, expansion into new product lines or categories may require us to incur significant marketing expenses, develop sourcing arrangements with new vendors and comply with additional regulatory requirements. These requirements could strain our managerial, financial and operational resources. Additional challenges that may affect our ability to expand into new product categories include our ability to:

•	attract and retain suppliers to provide the expanded line of products to our customers on terms that are acceptable to us;

•	establish or increase awareness of new brands and product categories;

•	successfully market these new product offerings to existing and new customers;

•	achieve and maintain a critical mass of customers and orders across these product categories; and

•	maintain quality control over merchandise drop shipped directly by our suppliers to our customers.

We may not be able to successfully address any or all of these challenges. This could hamper a component of our growth strategy, damage our reputation in the eyes of our existing customers or suppliers, and cause a decline in our results of operations. For more information, see “Our Business – Growth Strategy.”

Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

Although we do not currently have any present commitments or agreements regarding acquisitions, we may in the future acquire complementary companies, products and technologies. Any such acquisition may involve a number of risks, including:

•	we may find that the acquired company does not or acquired assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;

•	we may have difficulty integrating the operations and personnel of an acquired business and may have difficulty retaining its customers and/or key personnel;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and

•	we may have difficulty incorporating and integrating acquired technologies into our business.

An ill-advised acquisition could hurt our business, results of operations and financial condition or cash flows, particularly in the case of a significant acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management’s time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial condition. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including some of the proceeds of this offering, to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our then-existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may negatively affect our operating results and weaken our financial condition.

Existing or future government regulation impacting the use of the Internet could negatively affect our business by increasing the cost of compliance or otherwise raising our operating expenses.

Because of the Internet’s popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. These laws and regulations have covered, or may in the future cover, issues such as:

•	user privacy;

•	pricing;

•	intellectual property;

•	federal, state and local taxation;

•	distribution; and

•	characteristics and quality of products and services.

Legislation in these areas could slow the growth in the use of the Internet, particularly as a commercial medium. For example, a tax on Internet sales could cause consumers to resume a greater amount of their shopping at more traditional retailers. We do not currently collect sales or other similar taxes in connection with sales of goods to customers located outside of the State of New York. Our business could also be affected, for example, if future government regulations were enacted that limited the ability of online retailers, such as us, to utilize existing customer information base in connection with their future marketing efforts. Our compliance with any new legislation or regulation regarding the Internet, or the application of existing laws and regulations to the Internet, could be burdensome (perhaps necessitating the hiring of additional personnel to ensure our compliance with such laws and regulations) or otherwise negatively affect our business. For more information, see “Our Business – Government Regulation.”

The loss of key personnel or any inability to attract and retain additional personnel could affect our ability to successfully grow our business.

Our business performance is substantially dependent on the continued services and the performance of our senior management team, particularly our president and chief executive officer, Elliot Antebi, our chief operating officer, Steven Szklarz, and our vice president of fulfillment processes, Barry Antebi. We have employment agreements with each of our executive officers, though this does not ensure that any of them will continue their employment with us for any period of time. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other technical, managerial, merchandising, marketing and customer service personnel.

We may not be able to maintain or obtain trademark protection for our trademarks, service marks and domain names, which could impede our efforts to build brand identity.

We regard our intellectual property, particularly our trademarks, service marks and domain names, as critical to our success. As a result, we rely on a combination of contractual restrictions and trade secrets to protect our proprietary rights, know-how, information and technology. For more information, see “Our Business – Intellectual Property.” Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization or independently develop similar intellectual property.

We have not registered with, and do not have any pending applications before, the United States Patent and Trademark Office with respect to any of our intellectual property. We claim common law trademark protection for all of the trademarks, service marks and domain names we use. Our competitors may adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term “IBuy” or our other service marks. We have not performed any search to independently verify whether any of our marks potentially infringe upon the intellectual property rights of third parties. Any claims or customer confusion related to our trademarks, service marks and domain names could damage our reputation and brand and substantially harm our business and results of operations.

We currently hold six operative Internet domain names. If competitors adopt website Internet domain names similar to ours, it could impede our ability to build brand identity and lead to customer confusion. While our business is focused on customers within the United States, an Internet domain name overseas that causes confusion with any one of our websites could also harm our business. Domain names generally are regulated by Internet regulatory bodies and are subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain the domain names that utilize the name IBuy, or other names that we may determine are beneficial to the branding of our business, in all of the countries in which we may in the future conduct business, or where doing so would preserve the utilization of the IBuy name.

Our facilities and systems are located in or near New York City, an area that has been and may again be the target of terrorist acts or other catastrophic events.

Our headquarters, customer service center and the majority of our computer infrastructure, including computer servers, are located in or near New York City, an area that has been and may again be the target of terrorist acts or other catastrophic events. A terrorist attack or other catastrophic event could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders in a timely manner, or at all. Our systems are not fully redundant, and we do not have backup operating facilities. We currently have no formal disaster recovery plan or physical space to relocate in an emergency and our business interruption insurance may not adequately compensate us for losses that may occur.

Risks Relating To This Offering And Our Shares

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares of our common stock in this offering will incur immediate dilution of $             per share, based on an assumed initial public offering price of $             per share. Further, investors purchasing shares

of our common stock in this offering will contribute approximately         % of the total amount invested by stockholders since our inception, but will own only approximately 25% of the shares of common stock outstanding. For more information, see “Dilution.”

This dilution is due primarily to our investors who purchased shares prior to this offering having paid at the time of their purchase substantially less than the price offered to the public in this offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less for their shares than the purchase price paid in this offering in the event of a liquidation of our company.

An active trading market for our shares may not develop.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for quotation on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. You may not be able to sell any shares of common stock that you purchase at or above the initial public offering price.

Insiders will continue to have substantial control over the Company after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the aggregate, approximately 73.0% of our outstanding common stock, or 69.3% if the underwriters exercise their over-allotment option in full. For more information, see “Principal and Selling Stockholders.” As a result, these stockholders, if acting together, have the ability to determine or influence the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, acting together, have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of our company;

•	preventing changes in our management or board of directors;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Anti-takeover provisions in our charter documents and under Delaware law could make acquiring us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our by-laws may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could, in turn, affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a classified board of directors; and

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing an acquisition that has not been approved by our board of directors.

In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire control of, our company.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions of the Delaware General Corporation Law also establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

We have broad discretion in the use of the net proceeds from this offering and may not use such net proceeds effectively.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the “Use of Proceeds” section of this Prospectus. The failure by our management to apply these funds effectively could have a material adverse effect on our business. Pending their use, we may invest the net proceeds from this offering in a manner that may not produce income or may lose value.

If there are substantial sales of our common stock, our stock price could decline.

If members of our board of directors, executive officers or principal stockholders sell large numbers of shares of our common stock or the public market perceives that they may sell shares of common stock, the market price of our common stock could decline significantly. All of the shares being sold in this offering will be freely tradable without restriction or further registration under the U.S. federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

After this offering, we will have outstanding 16,000,000 shares of common stock, based on the number of shares outstanding as of December 31, 2004. This includes an aggregate of 4,000,000 shares that we are selling in this offering or up to 4,600,000 shares, if the underwriters exercise the over-allotment option granted by certain of our stockholders, which may be resold in the public market immediately. The remaining 12,000,000 shares, or 75% of our outstanding shares after this offering (or 11,400,000 shares or 71.3% of our outstanding shares after this offering, if the underwriters exercise in full the over-allotment option granted by certain of our stockholders) are currently restricted as a result of the application of securities laws or by virtue of lock-up agreements to be entered into with the underwriters in connection with this offering. All of these shares will be available for sale into the public market beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements to be entered into with the underwriters. However, Merriman Curhan Ford & Co., on behalf of the underwriters, can waive the provisions of these lock-up agreements prior to the end of the 180-day lock-up period.

Promptly following completion of this offering, we intend to register approximately 1,700,000 shares of common stock that are authorized for issuance under our amended and restated 2004 stock incentive plan and 2004 employee stock purchase plan.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, within this prospectus, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, and the plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “may,” “plans,” “will,” “would” and similar expressions (or the negatives of these terms or similar expressions) are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make, whether as a result of new information, future events or otherwise. We have included information in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus, which represent the best judgment of our management as of the date of this prospectus. Except as required by applicable law, we do not undertake any responsibility to update these forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further public disclosures made by us, such as filings made with the Securities and Exchange Commission or our press releases.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock being sold by us in this offering will be approximately $             assuming an initial public offering price of $             per share, after deducting the estimated underwriting discount and commissions, and the estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares subject to the over-allotment option granted by certain of our stockholders to the underwriters.

Although we have not designated the net proceeds of this offering for any specific use, we have undertaken this offering to establish a public market for our common stock, to fund increased sales and marketing activities and for additional working capital needs, including increases in our inventory levels, in connection with any significant increase in sales volumes to the extent we successfully implement our growth strategy. In addition, we may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount of net proceeds raised in this offering, the amount of cash generated by our operations and the extent of competition we face. As a result, our management will have broad discretion to allocate the net proceeds from this offering. Pending utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

S CORPORATION DISTRIBUTION

We have historically operated our business through four separate legal entities, all under common ownership. In December 2004, all of these entities became our wholly-owned subsidiaries. Each of these entities has been treated for federal and state income tax purposes as an S Corporation under Sub-chapter S of the Internal Revenue Code, as amended. As a result of their status as S Corporations, the stockholders of these entities, rather than the entities themselves, have been taxed directly on the earnings of such entities for federal and certain state income tax purposes, whether or not such earnings were distributed. On December 14, 2004, each of these entities terminated its status as an S Corporation and became subject to federal and state income taxes at applicable C Corporation rates.

Each of the separate legal entities intends to make an S Corporation distribution to its stockholders of record as of December 14, 2004. Such stockholders consist solely of Elliot Antebi, our president and chief executive officer, Steven Szklarz, our chief operating officer, Mark Antebi, our chairman of the board and a consultant to the Company, and Barry Antebi, our vice president of fulfillment processes. The aggregate amount of these S Corporation distributions, estimated at $474,698, represents the personal tax payment obligations of such stockholders relating to the taxable S Corporation earnings of these entities.

DIVIDEND POLICY

Except as described above under “S CORPORATION DISTRIBUTION,” we have never paid or declared any cash dividends on our common stock. Upon completion of this offering, we intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004 on an actual basis and on an as adjusted basis to reflect the issuance and sale by us of 4,000,000 shares of common stock upon completion of this offering at an assumed initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of December 31, 2004
	Actual	As Adjusted
Short-term debt:
Lines of credit	$558,046

Stockholders’ Equity:
Common stock, $0.01 par value; 50,000,000 shares authorized, 12,000,000 shares issued and outstanding, actual; 50,000,000 shares authorized, 16,000,000 shares issued and outstanding, as adjusted	120,000
Preferred stock, $0.01 par value; 5,000,000 shares authorized; none issued and outstanding; actual and as adjusted	—
Additional paid-in capital	180,000
Retained earnings	—

Total stockholders’ equity	$300,000

Total capitalization	$858,046

The above data excludes an aggregate of 1,700,000 shares of common stock that are reserved for future issuance under our amended and restated 2004 stock incentive plan and our 2004 employee stock purchase plan.

DILUTION

Our net tangible book value as of December 31, 2004 was $300,000, or $0.03 per share, based on our shares of common stock outstanding. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding before giving effect to this offering.

After giving effect to the sale by us of 4,000,000 shares of our common stock in this offering, at an assumed initial public offering price of $             per share, less estimated underwriting discount and commissions and offering expenses payable by us, our adjusted net tangible book value as of December 31, 2004 would have been approximately $            , or approximately $             per share. This represents an increase in net tangible book value per share of $             to existing stockholders and immediate dilution in net tangible book value of $             per share to investors purchasing our common stock in the offering at the assumed initial public offering price. The following table illustrates the dilution on a per share basis without giving effect to the over-allotment option granted by certain of our stockholders to the underwriters:

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 2004	$0.03
Increase per share attributable to investors in the offering

Adjusted net tangible book value per share after the offering

Dilution in net tangible book value per share to investors in the offering		$

The following table summarizes, as of December 31, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and by new investors in this offering. We have used the assumed initial public offering price of $             per share, and have not deducted the underwriting discount and commissions and other expenses of the offering:

	Shares Purchased		Total Consideration	Average Price Per Share
	Number	%	Amount %
Existing stockholders	12,000,000	75%	$300,000%	$0.025
New investors	4,000,000	25

Total	16,000,000	100%	$100%

The share data in the table above is based on shares outstanding as of December 31, 2004 and excludes an aggregate of 1,700,000 shares of common stock that are reserved for future issuance under our amended and restated 2004 stock incentive plan and our 2004 employee stock purchase plan.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated financial and operating data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated balance sheet information as of December 31, 2003 and 2004 and the consolidated statement of income data for each of the three years in the period ended December 31, 2004 from our audited consolidated financial statements provided elsewhere in the prospectus, which have been audited by Goldstein Golub Kessler LLP, an independent registered public accounting firm. The consolidated balance sheet information as of December 31, 2001 and 2002 and the consolidated statement of income data for the year ended December 31, 2001 is derived from our audited consolidated financial statements which are not included in this prospectus. We have derived the consolidated statement of income data for the year ended December 31, 2000 from unaudited consolidated financial statements which include, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(unaudited)
Consolidated Statement of Income Data:
Net sales	—	$30,082,570	$61,389,070	$61,161,829	$76,440,545
Cost of goods sold	—	27,667,500	56,571,119	55,445,193	68,833,250

Gross profit	—	2,415,070	4,817,951	5,716,636	7,607,295
Operating expenses:
Selling, general and administrative expenses	20,218	1,728,408	4,168,068	4,956,278	5,965,827

Income (loss) from operations	(20,218)	686,662	649,883	760,358	1,641,468
Other income	—		59,218	135,772	50,867
Interest expense	—	(6,055)	(54,499)	(85,117)	(68,196)

Income before provision for income taxes	—	680,607	654,602	811,013	1,624,139
Provision for income taxes	—	40,079	25,978	38,739	138,537

Net income (loss)	$(20,218)	$640,528	$628,624	$772,274	$1,485,602

Net income per common share: basic and diluted	—	$0.05	$0.05	$0.06	$0.12

Weighted average number of common shares outstanding: basic and diluted	12,000,000	12,000,000	12,000,000	12,000,000	12,000,000

Pro forma:
Net income as above		$640,528	$628,624	$772,274	$1,485,602
Pro forma income tax adjustments		243,000	$191,500	218,500	512,000

Pro forma net income(1)		$397,528	$437,124	$553,774	$973,602

Pro forma net income per common share: basic and diluted		$0.03	$0.04	$0.05	$0.08

	Year Ended December 31,					As adjusted as of December 31, 2004(2)
	2000	2001	2002	2003	2004
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$35,851	$–	$134,475	$774,501	$78,193
Working capital (deficiency)(3)	54,981	707,253	355,422	285,674	(19,700)
Total assets	78,356	1,651,323	3,624,203	3,795,615	3,876,241
Short-term debt	–	121,989	422,278	577,561	558,046
Long-term debt	–	–	771,230	748,404	–
Total stockholders’ equity	78,356	907,370	842,655	511,455	300,000

(1)	Prior to December 14, 2004, each of our operating subsidiaries operated as an S Corporation for federal and New York state income tax purposes since their inception. Accordingly, the historical consolidated financial statements do not include a provision for federal and state income taxes. Pro forma net income has been computed as if the operating subsidiaries had been fully subject to federal and state income taxes based on the tax laws in effect during the reported periods. See Notes 1 and 6 to the consolidated financial statements.

(2)	Adjusted to reflect the sale by us of 4,000,000 shares of common stock in the offering at an initial public offering price of $ per share and the anticipated application of the net proceeds received. See “Use of Proceeds” and “Capitalization.”
(3)	The working capital deficiency reflects the recording of an anticipated distribution to certain of our stockholders in the aggregate amount of $474,698, representing S Corporation distributions by the four separate legal entities that, in December 2004, became our wholly-owned subsidiaries. For more information, see “S Corporation Distributions.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under “Risk Factors” and elsewhere in this prospectus.

Basis of Presentation

We were incorporated in Delaware in December 2004 under the name IBuyDigital, Inc. and we changed our name to IBuyDigital.com, Inc. in January 2005. Our business is currently conducted through four wholly-owned operating subsidiaries: Central Digital Inc., incorporated in New York in August 2000; DBuys.com Inc., incorporated in New York in August 2000; IBuyDigital Online, Inc., incorporated in New York in September 2001 under the name IBuyDigital.com, Inc.; and Digital Megastore.com Inc., incorporated in New York in April 2002. Our consolidated financial statements have been derived from the financial statements and accounting records of these four subsidiaries.

The audited consolidated financial statements included in this prospectus are as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. This information was prepared by us in accordance with the rules and regulations of the Securities and Exchange Commission.

The historical financial information presented in this prospectus does not reflect certain actions we have taken in anticipation of going public or which will be required once we are a public company. In this regard:

•	Effective December 14, 2004, our combined operating results became subject to taxation at applicable C Corporation tax rates. Prior to that date, each of the entities that are now our wholly-owned subsidiaries had elected, for income tax purposes, to be treated as an S Corporation under the applicable sections of the Internal Revenue Code. Accordingly, such entities were not responsible for payment of federal and New York state income taxes and all income, gains, losses and credits retained their character and passed through directly to the individual stockholders of each such entity. Prior to completion of this offering, we expect to pay a dividend to such stockholders relating to S Corporation distributions estimated to be in the aggregate amount of $474,698, which is reflected as an amount due to stockholders on our consolidated balance sheet as of December 31, 2004.

•

In accordance with the provisions of FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, our consolidated financial statements for the years ended December 31, 2002 and 2003 and through December 2, 2004 reflect the consolidation of MSB Enterprise LLC, a limited liability company formerly controlled by certain of our current stockholders. Accordingly, the assets, liabilities and results of operations of MSB Enterprise are included in the accompanying consolidated financial statements for the years ended December 31, 2002 and 2003 and through December 2, 2004. All related intercompany accounts have been eliminated in consolidation. From February 2002 through December 2004, we leased warehouse space on a month-to-month basis from MSB Enterprise. Rent expense amounted to $120,000, $180,000 and $180,000 for the years ended December 31, 2002, 2003 and 2004, respectively. Additionally, we purchased certain inventory through MSB Enterprise amounting to approximately 7.3%, 24.8% and 25.0% of our product purchases for the years ended

December 31, 2002, 2003 and 2004, respectively. Our arrangement with MSB Enterprise was such that all products purchased by MSB Enterprise on our behalf were sold to us at cost. On December 2, 2004, the members of MSB Enterprise entered into a purchase and sale agreement under which they sold all of their respective membership interests in MSB Enterprise to unrelated third parties. As a result, the operating results of MSB Enterprise are not included in the consolidated financial statements of our business subsequent to December 2, 2004. We have since entered into a five year lease with MSB Enterprise, which we can renew, at our option, for an additional five-year period. The lease provides for an increase in the annual rent during the first five-year period from approximately $216,000 to approximately $234,000. As of January 1, 2005, we discontinued purchasing products through MSB Enterprise, having established alternative sources of supply with unrelated third parties on substantially the same terms and cost.

•	Expenses will increase as a result of this offering and our becoming a public company. For example, we will incur both one-time and ongoing expenses related to reporting company obligations and compliance such as those mandated by the provisions of the Sarbanes-Oxley Act of 2002 and Nasdaq National Market listing requirements. We plan on engaging an outside consulting firm to assist us. Other expenses would include increased legal and accounting costs. In addition, non-employee director costs and significant directors and officers’ liability insurance premium expense will be incurred.

•	Operating expenses related to our strategic and operating plans will also increase. In addition to leveraging our existing technologies to achieve certain economies of scale, we will purchase a distribution and integrated accounting software package. We will also upgrade and improve our web-based order entry systems to accommodate more traffic and product offerings. In addition, management has planned for higher salary and employee benefit expenses associated with increased personnel (including accounting, procurement, investor relations and inventory control), as well as increased variable operating expenses as we utilize our currently unoccupied warehouse and office space.

In view of the considerations addressed above, our historical consolidated financial statements included in this prospectus may not be indicative of what our results of operations, financial position and cash flows will be in future periods.

Internal Accounting Controls

We must continue to strengthen our financial systems and controls. As a closely-held company with no public reporting obligations prior to our filing of this registration statement, we historically committed limited personnel and resources to the development of our internal financial controls and systems. In January 2005, we hired a chief financial officer. We have identified the following major initiatives that must be completed to be in compliance with the requirements of the Sarbanes-Oxley Act of 2002:

•	implementation of a new integrated accounting/inventory management system;

•	implementation of financial reporting disclosure controls and procedures;

•	increased segregation of accounting and reporting duties; and

•	formalization and evidentiary testing of accounting controls, policies and procedures utilizing the Committee of Sponsoring Organizations (COSO) based standards.

Based on a review of our internal controls to date, we believe that our control environment and procedures defined under COSO appear adequate given the active operational involvement of our officers,

who also represent the majority of ownership of our common stock. The design, documentation, testing and optimization of the control reliability for new systems mandated by COSO will take substantial time and resources to complete. To date, the company has interviewed several consulting firms to assist us in the requirements of the Sarbanes-Oxley Act, begun to identify the necessary financial reporting systems and processes to be tested, established a preliminary time line and work plan and is in the process of selecting a new accounting and distribution system. In addition, written procedures and policies are being developed to make employees aware of their responsibility for accounting and reporting control functions.

Overview

We are an online retailer of brand-name, state-of-the-art consumer electronics such as digital cameras, camcorders and plasma/LCD televisions. Our target market is comprised of individuals who endeavor to make informed purchase decisions based upon their own product research and engage in comparison shopping, considering, among other things, price and available customer reviews. We provide value to our customers through a combination of product availability, consistent and timely customer service and fulfillment, and value pricing.

We derive substantially all of our revenue from sales of products to consumers. We also sell a very minor volume of products to small businesses. Historically, our net sales have been higher in the fourth calendar quarter of each year due to higher consumer spending during the holiday season, primarily due to gift giving. Net sales in the fourth quarter of 2002, 2003, and 2004 were approximately 33%, 30% and 41% of our total net sales for each of such years, respectively. We generally experience lower net sales during the second and third fiscal quarters. We expect this seasonality will continue in the future.

Our business model is based upon our ability to operate multiple websites while increasing the number of products available on each such website as a way to continually grow our revenue. Based upon our assessment of historical and current customer demand and product availability trends, we seek to match customer demand with product supply. If we fail to sell such products as intended, we may offer price discounts and make other concessions to our customers that could decrease our revenue or gross profit margins. In the future we hope to further increase our revenues in several ways, such as through increased brand awareness and broader diversification of our product offerings into vertical markets beyond consumer electronics. We also hope to expand our marketing efforts through affiliate-based advertising, allowing consumers to link to our websites directly from a broader base of third-party websites.

Our scalable technology platform and order flow process allows us to monitor cost-per-click advertising programs, perform click-through and sales conversion tracking and analysis, perform product and data feed management and adjust specific product pricing, details and targeted advertising programs on our websites in real time. We actively monitor the number of click-throughs we generate from each of the shopping portal sites on which we advertise our products. By monitoring the ratio of click-throughs to ultimate number of sales (our conversion ratio), we can more effectively allocate our advertising dollars.

Our management monitors a variety of financial and non-financial metrics on a daily, weekly and monthly basis in order to track the progress of our business and make adjustments as necessary. We believe that the most important of these measures include:

•	sales;

•	gross profit;

•	shipments;

•	inventory levels and number of inventory turns;

•	customer acquisition costs;

•	advertising expense;

•	average order value; and

•	website traffic.

Among the key non-financial measures that we continually monitor and evaluate are our customer satisfaction ratings and reviews compiled by shopping comparison websites. We believe that consumers’ purchasing decisions are influenced by such ratings and reviews. Accordingly, conducting our operations so as to earn high ratings is critical to maintaining and increasing our net sales. Our favorable customer ratings have provided us with the ability to sell more products through each portal site at slightly higher prices, thereby enhancing our sales. We believe that our revenues would decline if the level of our customer reviews were to drop or the quality of such reviews were to deteriorate.

Key Trends Influencing our Operating Results

Our management believes that there are several notable trends that are currently influencing, and are expected in the foreseeable future to continue to influence, our operating results. These include:

Growth in Industry-Wide Sales of Consumer Electronics

The Consumers Electronics Association, a trade association supporting the consumer technology industry, has forecast sales of consumer electronics to reach $126 billion in 2005, which would represent an increase of 11% over the 2004 sales level of $114 billion. Total sales of digital television products are reported to have reached nearly $11 billion (7.3 million units) in 2004, and are expected to continue to increase to 27 million units in 2008. Total sales of LCD televisions (analog and digital) exceeded $2 billion in 2004, and are expected to surpass $3 billion in 2005. Sales of plasma televisions are expected to experience similar growth, with unit sales increasing from 853,000 in 2004 to over 1.4 million in 2005. The Consumer Electronics Association also has reported that digital camera sales in 2004 totaled nearly $5 billion (19 million units) in 2004, with the dollar amount of sales representing an increase of 21% over the prior year. More than seven million units of digital cameras with five or more megapixel resolutions were sold in 2004, an increase of 176% over the prior year. More than 1.7 million units of high-end digital cameras (i.e., with a price of between $500-$600) were sold in 2004, an increase of 876% over the prior year. All of these industry-wide figures are indicative of the growth in sales of consumer electronics, growth that is being fueled by new product introductions and technologies, as well as the growth of multimedia content in digital formats. The growth in multimedia content is, in turn, contributing to greater consumer demand for electronics devices that allow the sharing of such content between devices, such as personal computers, digital televisions and personal video recorders.

Increase in the Percentage of Online Sales of Consumer Electronics

Forecasts of future sales of consumer electronics generally reflect that the rate of growth of such sales online will exceed that through the traditional bricks and mortar retail channel. Our management believes that the greater forecasted growth rate of online sales of consumer electronics is attributable to the principal drivers of online retail sales growth generally: the greater number of individuals in the U.S. that have access to the Internet; the increase in the online buying population based, in part, by the increasing use of broadband Internet services; the rising per buyer spending; the alleviation of concerns about Internet security and privacy; the convenience of online shopping; and the ability to use the Internet ads a research tool for shopping purposes. See “Industry Overview - Principal Drivers of Online Retail Sales Growth.”

Our customers have increasingly demonstrated their comfort with the online shopping experience. The table below illustrates the greater proportion of our sales orders that are being generated on a click-through basis from third party shopping portals, and the decline in the number of sales orders that involve speaking with one of our sales representatives over the phone.

	Year Ended December 31
	2002	% of Total Customers	2003	% of Total Customers	2004	% of Total Customers
Total number of click-throughs	2,705,677	–	3,584,883	–	4,662,946	–
Resulting sales:
Orders via click-throughs	48,903	56.2	48,289	52.7	60,582	65.4
Orders direct through our websites(1)	9,941	11.4	13,098	14.3	13,098	14.1
Orders via phone sales and other(1)	28,130	32.3	30,314	33.1	19,009	20.5
Conversion ratio(2)	1.8%	–	1.3%	–	1.3%	–

(1)	Customers may have previously accessed our sites on a click-through basis without purchasing our products.
(2)	Our conversion ratio represents the percentage of sales resulting from click-throughs to our websites.

For the year ended December 31, 2004, approximately 79.5% of our orders were placed, directly or indirectly, through one of our websites and the balance were primarily placed by telephone calls to our sales representatives. At present, customers access our websites primarily on a click-through basis from third party shopping portals and, to a lesser extent, directly. We believe that in the past these third-party shopping portals have filtered out less reputable sellers of goods, which have helped us to maintain or increase our gross margins, although we do not expect to further benefit from similar changes on an ongoing basis.

If we are successful in building greater brand recognition (which should translate in the growth of our customer base and sales levels, including a greater volume or repeat sales), we expect that the percentage of sales orders derived through direct access to our websites will increase. In that case, we would benefit from reducing the proportion of our sales orders on which we must pay third-party shopping portals click-through fees. However, our management has also observed that new product introductions are typically purchased on a click-through basis by consumers who generally can be considered early adaptors of new technology and, as with most online consumers, inclined to research products before making a purchase. Given the importance of new product introductions to our sales volumes and gross profit margins, we expect that sales orders generated by click-throughs from shopping portals will remain an important (and desired) component of our revenues for the foreseeable future.

Importance of New Consumer Electronics Product Introductions

Our operating results, like that of other merchants of consumer electronics, are significantly influenced by manufacturers’ introduction of new and innovative consumer electronics products. Upon introduction, such products typically can be sold at higher price points and with greater gross profit margins. Over time, market prices and margins of such products tend to decline due to further advances in technology and/or market saturation. We have experienced such declines in prices and margins with respect to digital cameras and camcorders, and we are currently observing the same pattern with plasma/LCD television product lines. Because of the tendency for newly introduced products to experience price declines over time, we face a continual challenge of adding new and innovative products into our product offerings. Our failure to do so would result in a drop-off in our revenues (absent an offsetting increase in sales volumes) and profitability.

Greater Intensity of Competition

Our perception is that the consumer electronics retail industry is becoming increasingly competitive, which is contributing to an acceleration in the rate of decline in product prices referred to above. As a result, industry-wide gross margins are relatively low. For an online retailer like us, the lowe margins permit little room for error in sourcing products. Because we have relatively gross margins, an increase in our operating expenses (for example, as a matter of the shopping comparison portals increasing their minimum click-through fees) could be expected to have a significant negative effect on our profitability.

Critical Accounting Policies and Estimates

The following is a description of the accounting policies that our management believes involve a high degree of judgment and complexity, and that, in turn, could materially affect our consolidated financial statements if various estimates and assumptions were changed significantly. The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect the amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. For more detailed information on our significant accounting policies, see Note 1 of the notes to our consolidated financial statements.

Revenue Recognition

We recognize revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of our product to the carrier has occurred, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured. We recognize our revenues, including gross outbound shipping and handling charges, and customer purchased third-party warranties, upon the shipment of product to the customer. We ship our products free on board at the shipping point (FOB), which means that title to the goods sold passes to the customer upon delivery to the common carrier.

We do not execute any explicit sales agreements with our customers. Customers are bound by the terms and conditions posted on our websites. However, our products are standard consumer goods and expected to operate satisfactorily. We require payment, usually by credit card, to be received prior to shipping a product and the receipt of our shipment by our carriers is readily documented.

Our sales provisions and return policies, as posted on our websites and followed by us, include that:

•	customers are entitled to a 10-day return on certain items returned in the original manufacturing package;

•	other sales are final (generally for certain large plasma/LCD televisions);

•	restocking fees will apply, except for returns on defective items when accepted for exchange within 10 days of delivery; and

•	the customer is responsible for shipping and handling charges on all approved returns, unless such costs are waived by us.

We evaluate the likelihood of merchandise returns and provide an estimate for sales returns based on historical experience and record our sales less this estimate.

Inventory

Inventories, consisting of finished goods, are valued at the lower of cost or market. We value all inventories utilizing the first-in, first-out method. Accordingly, we make judgments, based on currently available information, with respect to the probable method of disposition, such as through sales to individual customers, returns to suppliers, and expected recoverable values of each disposition type. Based on this evaluation, we record a valuation allowance to adjust the carrying amount of our inventory to the lower of cost or market value. To date, the need for such adjustments has been mitigated by the rapid turnover of our inventory. At December 31, 2004 and 2003, there was no valuation allowance recorded.

Results of Operations

The following table sets forth certain of our operating data expressed as a percentage of net sales for the periods indicated.

	Year Ended December 31,
	2002	2003	2004
	(percentage of net sales)
Net Sales	100.0%	100.0%	100.0%
Cost of goods sold	92.2	90.7	90.0

Gross profit	7.8	9.3	10.0
Selling, general and administrative expenses	6.8	8.1	7.8

Income from operations	1.1	1.2	2.1
Other income	0.1	0.2	0.1
Interest expense	(0.1)	(0.1)	(0.1)

Income before provision for income taxes	1.1	1.3	2.1
Provision for income taxes and pro forma adjustments	0.4	0.4	0.8

Pro forma net income	0.7%	0.9%	1.3%

Certain line items reflected in our consolidated statement of operations are described immediately below:

Net Sales.  Our net sales are derived from the sale of consumer electronics, net of estimated returns based on our historical experience. Net sales also includes the sale of accessories, third party extended warranties and certain services, as well as customer billings for gross outbound shipping charges and related handling fees.

Cost of Goods Sold.  Cost of goods sold primarily consists of the cost of products, inbound and outbound shipping charges and packaging supplies. All other costs, including advertising, credit card transaction fees, payroll and rent are included in selling, general and administrative expenses.

Gross Profit.  Our gross profit consists of net sales, less the cost of goods sold. Our gross profit is affected by a number of factors, including the introduction of new product categories, the mix of sales among our product categories, our ability to react quickly to price declines resulting from technological advances in product introductions, the volume of sales of accessories, pricing strategies, promotional programs, market conditions, customer ratings and other factors.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of advertising expenses, including the click-through referral fees we pay to third-party shopping portals, amounts spent for banner ads and other online marketing activities, as well as credit card processing charges (i.e., fees paid to credit card companies which represent approximately 2% to 3% of the value of each sales transaction) and personnel costs. We actively monitor customer acquisition cost, which represents the gross advertising expense that we incur during a given period divided by the number of new customers from which orders have been shipped. Other items included in selling, general and administrative expenses include fixed costs, such as rent, common area maintenance and depreciation, and other operating expenses, such as legal and accounting fees and other costs.

Other Income.  Other income includes rental income received by MSB Enterprise from a third-party tenant. Other income for the years ended 2002 and 2003 also includes investment income recognized by MSB Enterprise with respect to its interest in a rental real estate property.

Interest Expense.  Interest expense results from advances under the various lines of credit that we have had historically with two banks. We intend to pay off all amounts outstanding under such lines of credit and terminate all such lines of credit shortly after completion of the offering. Historically, we have not incurred a significant amount of interest expense. Interest expense also includes interest paid by MSB Enterprise with respect to its real property mortgage. For more information, see “– Liquidity and Capital Resources.”

Provision for Income Taxes and Pro Forma Adjustments.  Prior to December 14, 2004, we operated our business through four separate legal entities, all under common ownership. These separate legal entities, now our wholly-owned subsidiaries, had been treated for federal and state income tax purposes as S Corporations under Subchapter S of the Internal Revenue Code, as amended. As a result, for such tax periods, the earnings of such entities were taxed directly to the shareholders of such entities. The pro forma adjustments for income taxes reflected in the prospectus summary under the caption “Summary Consolidated Financial and Operating Data” and in the accompanying consolidated financial statements were calculated as if these entities were subject to federal and New York state income tax under the tax laws in effect for the respective periods.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

The following table sets forth certain of our operating data, together with the presentation of such data expressed as a percentage of net sales, for the periods indicated:

	Year Ended December 31,
	2003		2004
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Net sales	$61,161,829	100.0%	$76,440,545	100.0%
Cost of goods sold	55,445,193	90.7	68,833,250	90.0

Gross profit	5,716,636	9.3	7,607,295	10.0
Selling, general and administrative expenses	4,956,278	8.1	5,965,827	7.8

Income from operations	760,358	1.2	1,641,468	2.1
Other Income	135,772	0.2	50,867	0.1
Interest expense	(85,117)	(0.1)	(68,196)	(0.1)

Income before provision for income taxes	811,013	1.3	1,624,139	2.1
Provision for income taxes and pro forma adjustments	257,239	0.4	650,537	0.8

Pro forma net income	$553,774	0.9%	$973,602	1.3%

Net Sales.  Net sales for the year ended December 31, 2004 were $76.4 million, an increase of $15.3 million, or approximately 25%, over the same period of 2003.

Approximately 90% of the increase in our net sales in 2004 was derived from the sale of plasma/LCD televisions. For the year ended December 31, 2004, 7,778 plasma/LCD televisions were sold, representing 24.8% of our total sales and an average order value of $2,437.

As can be seen by the table below, the 2004 sales of plasma/LCD televisions increased approximately 110% in units sold and the average ticket value, which includes accessories, warranties and other customer charges, increased approximately 70%. In 2003, we introduced this product category, and in 2004, we substantially expanded the selection of this category to meet customer demand. We believe our sales in this category will continue to increase as these items have reached a more affordable price point for the consumer. We believe that while our sales volume in this category will increase, total revenues generated may be offset by a decrease in average order value.

The remaining 10% of our sales increase in 2004 came from our sales of digital cameras and camcorders, related accessories, warranties and other customer charges, and all other product category sales, which were minimal. For the year ended December 31, 2004, 84,911 digital cameras, camcorders and other non-plasma/LCD products were sold, representing 75.2% of sales and an average order value of $677. In 2004, the actual number of such unit sales sold decreased approximately 4% compared to 2003. This resulted from our active product management as we reduced the number of products offered having lower sales margins. Although our unit sales decreased, our average order size increased by 7% as we concentrated our sales on higher priced items and accessories that have higher margins.

Although camera, camcorder and other non-plasma/LCD products sales units declined in 2004, the market for our camera & camcorder product categories continues to be strong. Digital cameras have significantly replaced traditional film cameras in many markets. Shrinking device sizes, which allow miniaturized digital cameras to be included in multifunctional devices has recently fragmented the market, as new products with advanced features and accessories are now being offered. Accordingly, we believe this product category will continue to be a significant part of our sales mix for the foreseeable future.

The changes in our product mix and average order size in 2004 versus 2003 are illustrated by the table below:

	Digital Cameras, Camcorders and other		Plasma/LCD Televisions
	Year Ended December 31,		Year Ended December 31,
	2003	2004	2003	2004
Average order value(1)	$635	$677	$1,430	$2,437
Number of units sold	88,004	84,911	3,697	7,778
Percent of total net sales	91.4%	75.2%	8.6%	24.8%

(1)	Includes related sales of accessories, warranties and other customer charges.

The overall average order value, including all accessories, warranties and miscellaneous customer charges, is calculated as net sales divided by total orders. For the year ended December 31, 2004, the average order per customer was $825, an increase of 23.6% over the same period in 2003.

Gross Profit.  Gross profit, as a percentage of net sales, improved to 10.0% for the year ended December 31, 2004, from 9.3% in the corresponding period of the prior year, primarily due to a greater volume of our net sales represented by higher margin products (e.g., plasma/LCD televisions). On a dollar basis, the gross profit for the year ended December 31, 2004 increased approximately $1.9 million, or 33.1%, to approximately $7.6 million, compared to the same period of 2003.

Selling, General and Administrative Expenses.  As a percentage of net sales, selling, general and administrative expenses for the year ended December 31, 2004 and December 31, 2003 were 7.8% and 8.1%, respectively. Selling, general and administrative expenses for the year ended December 31, 2004 were approximately $6.0 million, an increase of $1.0 million, or 20.4%, over the same period of 2003.

The changes in selling, general and administrative expenses can be seen in the following table:

	Year Ended December 31,
	2003	% of Net Sales	2004	% of Net Sales	Increase (Decrease) from 2003	% Increase (Decrease)
Advertising expense	$1,802,163	2.9%	$2,379,569	3.1%	$577,406	32.0%
eBay listing fees	243,786	0.4	69,000	0.1	(174,786)	(71.7)

Advertising total	2,045,949	3.3	2,448,569	3.2	402,620	19.7
Credit card processing expenses	1,206,851	2.0	1,734,349	2.3	527,498	43.7
Payroll and payroll benefits	1,187,323	1.9	996,813	1.3	(190,510)	(16.0)
Other	516,155	0.8	786,096	1.0	269,941	52.3

Total selling, general and administrative	$4,956,278	8.1%	$5,965,827	7.8%	$1,009,549	20.4%

The increase in selling, general and administrative expenses was primarily attributable to the increase in sales as many of these expenses are variable, increasing or decreasing based on sales volume. A discussion of the causes of changes in components of selling, general and administrative expenses follows:

•	Total advertising expense increased by approximately $403,000 in 2004 compared to 2003. Expressed as a percentage of net sales, advertising expense decreased from 3.3% to 3.2%. Our pay-per click advertising expense increased approximately $577,000, reflecting the increase in the number of products we listed on shopping portals and the increase in the number of higher-priced products for which we generally incur higher click-through fees. Our average customer acquisition cost for the year ended December 31, 2004 was $27.86, an increase of 18.0% over the same period in 2003. This increase in the average customer acquisition cost was a result of the higher cost of advertising to attract customers who purchase higher-priced products, as well as an increase in the total number of customers purchasing products from us;

•	Listing fee expenses related to our marketing program with the online auction retailer, eBay, decreased by approximately $175,000 in 2004. This program was initiated in the third quarter of 2003 and discontinued in the first quarter of 2004, due to the significantly higher cost structure of the program in the form of listing fees, electronic payment fees and other related fees. The total expense incurred in 2004 for this discontinued program was approximately $69,000;

•	Credit card processing fees increased approximately $527,000 as more customers used American Express credit cards for purchases. This payment alternative has a higher transactional fee imposed by the credit card company, but their underlying consumer base supports our market for certain higher priced items, such as the plasma/LCD televisions;

•	Payroll and payroll benefits expense decreased by approximately $191,000 in 2004, reflecting the increase in online orders on which commissions are not paid; and

•	All other expenses included in selling general and administrative expenses increased 0.2% as a percentage of net sales, or approximately $270,000. Accounting fees relating to our audit for past years represented the primary reason for this increase.

Provision for Income Taxes and Pro Forma Adjustments.  For the year ended December 31, 2004, our provision for income taxes and pro forma adjustments was $650,537, compared to $257,239 in the corresponding period of the prior year. As a percentage of net income before provision for income taxes for the year ended December 31, 2004, the effective tax rate would be 40% compared to 32% for the comparable period in 2003. This increase is primarily attributed to providing pro forma taxes utilizing higher earnings’ brackets due to the overall increase in income before taxes.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

The following table sets forth certain of our operating data, together with the presentation of such data expressed as a percentage of net sales, for the fiscal years indicated:

	Year Ended December 31,
	2002		2003
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
Net sales	$61,389,070	100.0%	$61,161,829	100.0%
Cost of goods sold	56,571,119	92.2	55,445,193	90.7

Gross profit	4,817,951	7.8	5,716,636	9.3
Selling, general and administrative expenses	4,168,068	6.8	4,956,278	8.1

Income from operations	649,883	1.1	760,358	1.2
Other Income	59,218	0.1	135,772	0.2
Interest expense	(54,499)	(0.1)	(85,117)	(0.1)

Income before provision for income taxes	654,602	1.1	811,013	1.3
Provision for income taxes and pro forma adjustments	217,478	0.4	257,239	0.4

Pro forma net income	$ 437,124	0.7%	553,774	0.9%

Net Sales.  Net sales for the fiscal year ended December 31, 2003 were $61.2 million, a decrease of $227,241, or 0.4%, compared to the prior year. The slight decrease was primarily due to a drop in the average order price of digital cameras, camcorders and other all other non plasma/LCD product categories, from $695 to $635, offset, in part, by an increase in the number of higher-priced plasma/LCD televisions we sold. Plasma/LCD televisions represented 8.6% of our net sales in 2003, compared to 1.8% in the prior year.

Gross Profit.  Gross profit for the year ended December 31, 2003 was $5.7 million, an increase of $898,685, or 18.6%, over 2002. The increase was primarily the result of shopping comparison site operators filtering out less reputable sellers of goods allowing us to sell more products at slightly higher prices. Gross profit as a percentage of sales increased to 9.3% in 2003 from 7.8% in the prior year.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses for the year ended December 31, 2003 were $5.0 million, an increase of $788,210, or 18.9%, over 2002. As a percentage of net sales, selling, general and administrative expenses for the year ended December 31, 2003 were 8.1% of net sales, versus 6.8% of net sales in 2002.

	2002	% of Net Sales	2003	% of Net Sales	Increase (Decrease) from 2003	% Increase
Advertising expense	$1,490,951	2.4%	$1,802,163	2.9%	$311,212	20.9%
eBay listing fees	–	–	243,786	0.4	243,786	–

Advertising total	1,490,951	2.4	2,045,949	3.3	554,998	37.2
Credit card processing expenses	1,141,699	1.9	1,206,851	2.0	65,152	5.7
Payroll and payroll benefits	1,115,383	1.8	1,187,323	1.9	71,940	6.4
Other	420,035	0.7	516,155	0.8	96,120	22.9

Total selling, general and administrative	$4,168,068	6.8%	$4,956,278	8.1%	$788,210	18.9%

As shown in the above table, the increase in selling, general and administrative expenses was attributable to a number of factors, including increases in:

•	total advertising costs, which increased approximately $555,000 or nearly 1% of net sales. Pay-per-click advertising costs increased approximately $311,000 from $1.5 million in 2002 to $1.8 million in 2003 primarily due to the increase of higher-priced products on which we generally incur higher click-through fees from shopping portals. In addition, advertising expenses also increased approximately $244,000 due to a new market specific program started in 2003 with eBay.

•	our average customer acquisition cost for 2003, which increased by $6.06 to $23.62, compared to the prior year. Such increase was primarily as a result of the increases in click-through marketing costs as well as advertising costs specific to our marketing program with eBay;

•	credit card processing fees of approximately $65,000, which remained fairly constant as a percentage of net sales;

•	payroll and related expenses of approximately $71,000 due to minor salary increases; and

•	all other expenses in selling, general and administrative expenses, which increased $96,000, with approximately $46,000 of the increase attributed to a full year of operating and occupancy costs in connection with our move to our existing location in April 2002.

Provision for Income Taxes and Pro Forma Adjustments.  In 2003, our provision for income taxes and pro forma adjustments was approximately $257,239, compared to $217,478 in the corresponding period of the prior year. As a percentage of net income before provision for income taxes for the year ended December 31, 2003, the effective tax rate would be 32% compared to 33% for the comparable period in 2002.

Quarterly Comparisons

The following tables set forth our unaudited quarterly results of operations data for the six quarters in the period ended December 31, 2004, as well as such data expressed as a percentage of our total net sales for the periods presented. The information in the table below should be read in conjunction with the consolidated financial statements and the notes to such financial statements included elsewhere in this prospectus. We have prepared this information on the same basis as our consolidated financial statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented.

	Three Months Ended
	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
	(in thousands, except share, per share and operating data)
Statement of Income Data:
Net sales	$12,768	$18,505	$13,203	$14,750	$16,772	$31,716
Cost of goods sold	11,526	16,797	11,963	13,285	14,794	28,791

Gross profit	1,242	1,708	1,240	1,465	1,978	2,925
Selling, general and administrative expenses	1,027	1,431	1,187	1,287	1,264	2,228

Income from operations	215	277	53	178	714	697
Other Income	35	19	13	13	13	12
Interest expense	19	25	19	19	19	11

Income before provision for income taxes	231	271	47	172	708	698
Provision for income taxes	15	15	2	10	42	85

Net income	$216	$256	$45	$162	$666	$613

Net income per common share: basic and diluted	$0.02	$0.02	–	$0.01	$0.06	$0.06

Weighted average number of common shares outstanding: basic and diluted	12,000,000	12,000,000	12,000,000	12,000,000	12,000,000	12,000,000

Selected Operating Data:
Total customers(1)	19,446	27,301	18,547	18,718	18,574	36,850
Average order value(2)	$657	$678	$712	$788	$903	$861
Average customer acquisition cost(3)	$21.87	$26.78	$28.69	$28.34	$29.88	$26.20

(1)	“Total customers” has been calculated as the cumulative number of customers for which orders have been shipped from inception to the end of the reported period.
(2)	“Average order value” has been calculated as net sales divided by the number of total customers during the period presented.
(3)	“Average customer acquisition cost” has been calculated as the amount of gross advertising expense incurred to attract new customers divided by the number of new customers for which orders have been shipped. We have excluded from the customer acquisition cost calculation any advertising expenses incurred to market to existing customers.

	Three Months Ended
	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31 2004

Statement of Income Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	90.3	90.8	90.6	90.1	88.2	90.8

Gross profit	9.7	9.2	9.4	9.9	11.8	9.2
Selling, general and administrative expenses	8.0	7.7	9.0	8.7	7.5	7.0

Income from operations	1.7	1.5	0.4	1.2	4.3	2.2
Other Income	0.3	0.1	0.1	0.1	0.1	–
Interest expense	0.2	0.1	0.1	0.1	0.1	–

Income before provision for income taxes	1.8	1.5	0.3	1.2	4.3	2.2
Provision for income taxes	0.1	0.1	–	0.1	0.3	0.3

Net income	1.7%	1.4%	0.3%	1.1%	4.0%	1.9%

The historical increase in our net sales for the fourth quarter of each fiscal year as compared to other calendar quarters is attributable to our overall growth as well as the seasonality of our business related to the December holiday season. Our selling, general and administrative expenses are also seasonal as we increase our inventory and staffing in anticipation of increased sales activity. The overall growth of our net sales over the periods presented may obscure the seasonality of our overall results and cause quarter-to-quarter and year-to-year comparisons of our operating results to be less meaningful.

Liquidity and Capital Resources

Historically, our primary source of financing has come from cash flow from operations and borrowings under our credit facilities.

Cash Flows From Operating Activities.  Cash flows from operating activities were $876,956 in 2002, $1.3 million in 2003, and $655,223 in 2004. The changes in operating cash flows for any one year are generally related to the seasonality of the December holiday season. There are many factors directly contributing to these changes including sales levels, timing of specific holidays, number of shopping days, consumer trends and the weather. The decrease of cash provided from the year 2004 operations compared to 2003 operations of approximately $608,000 can be primarily attributed to an increase in sales of approximately $13.2 million, or 71%, in the fourth quarter of 2004 compared to the same period in 2003. More cash was required in the fourth quarter of 2004 to finance the growth in accounts receivable and inventories.

Accounts receivable, which include trade and credit card receivables, increased to $823,080 in 2004 from $346,913 in 2003. The cash used to finance this growth in receivables was $524,167. The overall increase can be attributed to higher December 2004 sales, particularly in the last week of such year.

Inventories increased to approximately $2.6 million at December 31, 2004 from approximately $1.7 million at December 31, 2003, requiring cash in the amount of approximately $1.0 million. In addition to supporting sales growth in 2004, the change in our product mix toward more expensive products, such as plasma/LCD televisions, also attributed to this increase.

We endeavor to match consumer demand with product supply on a real-time basis, which enables us to maintain very low inventory levels. This helps to improve our margins, increase our cash flow and profitability and reduce our borrowing for working capital. In 2004, our inventory turned over 32.0 times, an equivalent of 11.4 days, compared to 35.1 times, an equivalent of 10.4 days in 2003. Currently, we estimate that we turn over approximately 80% of our inventory every four to five days with the remaining 20% turning over approximately every two to three weeks. We anticipate that if our business grows significantly, the time to turn over inventory will also increase, which could result in a decrease of available cash flow.

Cash Flows used in Investing Activities.  Cash flows used in investing activities, which primarily relate to our purchases of property and equipment, were $921,819 in 2002, $32,277 in 2003, and $41,066 in 2004. In 2002, MSB Enterprise purchased the land and building where our facilities are located.

Cash Flows from/(used by) Financing Activities.  Cash flows from (used by) financing activities were $179,338 in 2002, $(590,935) in 2003, and $(1,310,525) in 2004. Cash flows from (used by) financing activities primarily relate to proceeds from our lines of credit and distributions to stockholders. Our bank borrowings at December 31, 2004 aggregated $558,046 compared to $554,735 at year end in 2003. In 2002, MSB Enterprise received the proceeds necessary to purchase its land and building pursuant to a mortgage obligation.

We currently have three credit facilities with one bank under which we may borrow up to an aggregate of $575,000, as follows:

•	In July 2001, we entered into a $75,000 credit facility with North Fork Bank, which was converted to a $250,000 secured credit facility in May 2002 which is secured by all of the assets of Central Digital Inc., our wholly-owned subsidiary. Interest is payable at a rate equal to .50% above the bank’s prime rate. The credit facility may be cancelled by either us or the bank at any time upon notice to the other party. As of December 31, 2004, we had outstanding borrowings under this credit facility of $242,500.

•	In May 2002, we entered into a $75,000 credit facility with North Fork Bank, which was converted to a $250,000 secured credit facility in April 2003 which is secured by all of the assets of DBuys Inc., our wholly-owned subsidiary. Interest is payable at a rate equal to .50% above the bank’s prime rate. The credit facility may be cancelled by either us or the bank at any time upon notice to the other party. As of December 31, 2004, we had outstanding borrowings under this credit facility of $244,535.

•	In May 2002, we entered into a $75,000 credit facility with North Fork Bank. Interest is payable at a rate equal to .50% above the bank’s prime rate. The credit facility may be cancelled by either us or the bank at any time upon notice to the other party. As of December 31, 2004, we had outstanding borrowings under this credit facility of $71,011.

None of these credit facilities are subject to any financial covenants. In addition, in 2004, we entered into a $75,000 credit facility with The Chase Manhattan Bank. Interest was payable at a rate equal to the bank’s prime rate. We terminated this credit facility in January 2005.

We currently anticipate terminating each of the North Fork Bank credit lines shortly after completion of this offering. We may, from time to time in the future, establish new lines of credit on terms then available to us. Prior to completion of this offering, we expect to pay a dividend relating to S Corporation distributions to Elliot Antebi, Steven Szklarz, Mark Antebi and Barry Antebi in an aggregate amount of $474,698.

We believe that current working capital, together with cash flows from operations and the net proceeds of this offering, will be adequate to support our current operating plans for at least the next twelve months, even after taking into account the substantially greater operating expenses we anticipate to incur once we are a public company, including increased legal and accounting expenses, higher salary expenses associated with increased personnel, higher employee benefit costs and higher insurance premiums.

Contractual Obligations

The following table sets forth our future contractual obligations and other commercial commitments as of December 31, 2004:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual Obligations
Operating Lease	$1,146,000	$216,000	$687,000	$243,000	–

Total	$1,146,000	$216,000	$687,000	$243,000	–

Inflation

Inflation has not had a material impact upon operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be affected by inflation.

Quantitative and Qualitative Disclosures About Market Risk

It is our policy not to enter into derivative financial instruments. We do not have any significant foreign currency exposure since we do not transact business in foreign currencies. Therefore, we do not have significant overall foreign currency exposure.

Recent Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e. the requisite service period or vesting period). This standard becomes effective on July 1, 2005. We will adopt SFAS 123R beginning in the third quarter of 2005. The impact cannot be determined at this time, since no stock options or other share based payments have been granted to date.

Management does not believe that any other recently issued, but not yet effective, accounting standards will have a material effect on the accompanying consolidated financial statements.

INDUSTRY OVERVIEW

Growth of Online Retail Sales in the United States; Initial Profitability of Online Retailers

According to the U.S. Department of Commerce, in 2003, U.S. online retail sales (exclusive of sales of automobiles, travel and prescription drugs, and auctions) amounted to an estimated $55 billion, roughly ten times the $5.5 billion in such sales in 1998. This represents a compound annual growth rate of 59%. U.S. online retail sales currently constitute a small percentage (approximately 2% to 3% in 2003) of total U.S. retail sales, reflecting the reality that many people still prefer to shop in stores to see and touch items such as clothing and fashion goods before they buy them and to have confidence that they can return an item, if necessary, at minimal cost and with minimal hassle. Nonetheless, in a matter of roughly seven years, online shopping has supplanted catalog shopping as the largest remote buying channel. According to Jupiter Research, a research advisory organization specializing in business and technology market research, online sales will reach $117 billion by 2008, which will represent 8% of total U.S. retail sales.

2003 marked the first year of profitability for the e-commerce industry. In prior years, the combined effects of relatively high customer acquisition costs, low volumes of repeat sales and small average order amounts made the business model for many pure online retailers problematic. The recent improvement in online retailers’ profitability has been attributed primarily to:

•	reduced, but more effective, marketing expenditures, such as the cost-per-click system of paying for advertising, in which an online retailer pays a search engine or comparison shopping site for the retailer’s “advertising” of its products only when a viewer clicks through to the retailer’s website, allowing the retailer to calculate with precision the return on its marketing costs; and

•	the negotiation of bigger price discounts from suppliers as a result of the growth in online sales volumes.

Principal Drivers of Online Retail Sales Growth

The actual and anticipated future growth in online shopping in the U.S. can be attributed to a number of factors, including:

•	the increase in the number of individuals in the U.S. that have access to the Internet;

•	the increase in the online buying population based, in part, on the increasing use of broadband Internet services;

•	rising per-buyer spending;

•	a decrease in the levels of concern about Internet security and privacy;

•	the convenience of online shopping; and

•	the ability to use the Internet as a research tool for shopping purposes.

Increase in Access to the Internet

According to Jupiter Research, approximately 185 million individuals in the U.S., nearly 63% of the U.S. residential population, have access to the Internet. This represents an increase of 8% over the U.S. online population in 2003. By 2008, the U.S. online population is expected to reach approximately 225 million people, representing a compound annual growth rate of 5.7%. The projected growth rate is lower than that evidenced in the 1998 to 2003 period, reflecting the higher overall percentage of the U.S. population that is (or is expected to be) online. This is the single biggest factor in industry analysts’ general prediction of a slowing in the compound annual growth rate of online retail sales to approximately 17% to 19% during the 2003 to 2008 period.

Increase in Online Buying Population

Of the approximately 185 million individuals in the United States who currently have Internet access, industry analysts estimate approximately 111 million (60%) will have made one or more purchases of goods online in 2004, up 14% from the prior year.

A major factor in the increased use of the Internet for online shopping is the increasing prevalence of broadband Internet services such as DSL and cable modem. According to Jupiter Research, consumers with broadband connections are spending 20% more online than consumers with narrowband connections. Broadband connections enable consumers to view the large number of photos and graphic representations of products found on Internet shopping websites and search engines without the delays often experienced with narrowband connections. Competition between telephone companies and cable providers continues to drive the price of broadband services down, making the technology available to mainstream America. Industry analysts such as Forrester Research, an independent technology research company, and Dataquest, a provider of research and analysis on the global information technology industry, have indicated that 28% to 30% of the approximately 71 million U.S. households with Internet connections have broadband. By 2008, Forrester Research forecasts that 84 million U.S. households will have Internet connections, with 74% of those having broadband connections. International Data Corporation, an intelligence and advisory firm in the information technology and telecommunications industries, estimates that U.S. households with broadband connections will increase from 22 million (representing roughly 21% of the total number of U.S. households) in 2003 to 59 million (roughly 52% of the total number of households) in 2008.

Rising Per Buyer Online Spending

According to Jupiter Research, online buyers across 32 retail categories will have spent an average of $585 per person online in 2004, up from $540 per person in 2003. On average, online buyers are expected to continue to spend an increasing amount per person over the five-year period ending in 2008. Jupiter Research estimates a compound annual growth rate in average per-buyer spending of 8% during this period. A greater number of retailers selling online, the proliferation of websites facilitating comparison shopping and improved product comparison features are expected to contribute to consumers increasing the amount of their shopping expenditures online relative to their overall shopping budget.

Alleviation of Concerns about Internet Security and Privacy

Safety and security during online ordering and payment are vital to consumers, and a lack of confidence about security among many people historically has constrained the growth of online shopping. The news media has reported on commercial websites being infiltrated by computer hackers and/or credit card numbers being stolen online. In 2003, U.S. consumers are reported to have lost more than $1.2 billion as a result of various forms of Internet fraud, such as “phishing” (i.e., the use of doctored versions of legitimate websites, such as that of a bank or credit card company, to obtain personal information such as online passwords, user names and credit card numbers), spoofing and checking account scams.

Available technology has led to consumers being less at risk on the Internet than when communicating credit card information over the phone or in the mail, which has helped to alleviate the level of concern over Internet security and privacy. According to a survey conducted by the UCLA Internet Project, concerns about Internet security and privacy were major factors in users waiting months or years before buying online. However, with the reduction in such concerns, the waiting period is believed to be shrinking. Nonetheless, enhanced security features remain key motivators influencing future online purchasing on online retailers’ websites. According to a consumer survey performed by MasterCard International, a global payments solutions company that provides a variety of innovative services in support of MasterCard International’s global members’ credit, deposit access, electronic cash, business-to-business and related payment programs, in the fourth quarter of 2002, the most important factors influencing consumer confidence with online purchasing were:

•	assurance that personal information will be kept private;

•	a guarantee that consumers will not receive unwanted e-mails as a result of purchases;

•	an extra layer of security for credit card transactions; and

•	a security endorsement on the online retailer’s website.

Convenience of Online Shopping

The Internet offers convenient “let your fingers do the clicking” 24/7 shopping, in many cases providing access to products and services that may not be available in local stores. The Internet can make comparison shopping far easier and less time-consuming. By shopping online, consumers can avoid the crowds, the waste of time when a store is out of the desired merchandise and the pressure of a hovering sales representative. The convenience factor is particularly valued during the holidays. Saving time and effort in gift-buying activities has been cited by consumers as the number one motivation for online gift purchasing, according to a survey conducted by Gartner G2, the research service of Gartner Inc., providing research and analysis on the global information technology industry.

Greater Ability to Use the Internet as a Research Tool for Shopping Purposes

As Internet users have gained experience online, their confidence in the technology has increased as has their willingness to attempt activities requiring information-searching skills, such as online shopping. Over the past several years, the amount of content online has grown, resulting in more options for consumers. The Internet now constitutes a rich source of comparative product information, as well as expert and consumer reviews. The “typical” online shopper is interested in making an informed purchase decision, in terms of product selection, getting good value for the price, and dealing with trustworthy merchants.

The Online Retailer

Originally, web sales were largely made by “pure-play” online retailers (i.e., retailers that only sold goods online like Amazon.com and Buy.com). As many of the early pure-play online retailers went out of business due to overspending, multi-channel retailers began to capture an increased percentage of online sales. Consumers, in turn, became more comfortable shopping online with these known and trusted retailers. Many major online retailers now offer consumers the option of purchasing items online and then picking up the purchased items at a local store, thus eliminating the costs and wait associated with delivery of product by the pure-play online retailer. This may have the effect of further increasing the market share of multi-channel retailers. The trend of retailers adding channels continues. Most original pure-play online retailers have launched catalogs and some have even opened stores, such that the number of true online-only retailers is quite small.

The online retail industry also consists of auction websites, person-to-person websites and close-out/excess inventory e-tailers. Auction websites link buyers and sellers. The buyer provides a bid price at which he or she is willing to purchase an item and then waits for the bidding to end to determine which bid won. One disadvantage to the auction process is that the bidding period may last over several days. However, the auction process may result in the consumer receiving a better deal than by directly purchasing the product on a website, as the consumer sets the price. Person-to-person websites, like auction websites, provide links for buyers and sellers. They differ from auction websites in that they usually take a commission on the purchase, the sellers set a fixed price for their products and there is no waiting period. Close-out/excess inventory e-tailers sell products that others have not been able to sell. The advantage of this type of online retail is that retailers are able to sell their goods, almost always at steeply discounted prices, anonymously and in a manner that avoids potentially irritating their suppliers by virtue of the price reductions (a form of channel conflict).

Key Drivers of Consumers’ Online Shopping Decisions

Price

Online buying behavior continues to be driven by price across all customer segments. The Internet has introduced a greater degree of price transparency and resultant downward pressure in prices. This pressure has been heightened by the increased tendency of online shoppers to turn, in the first instance, to shopping comparison portals such as Shopping.com, CNET and Bizrate.com (including Shopzilla.com) to find information on specific products. This has led to a rise in the number of comparison shopping websites, which use the power of a search engine to identify and compare details on similar products available on the web. This, in turn, has increased the importance of the online retailer’s website or products having a prominent rank or location in the listing of the search results, which, based on search engine algorithms, may be the result of low price points, vendor ratings and/or the frequency of how often Internet sites link to a particular web page. The transparency of prices on the Internet also means that it is easy for an online retailer to lose a customer to a competing firm that meets or beats that retailer’s price. This makes it more challenging for the online retailer that originally acquires customers by offering products at discount prices to maintain such customers.

In addition to the actual price of an online retailer’s products, online shoppers are equally focused on the associated shipping costs. Free shipping remains the most popular online promotion. One industry analyst has cited shipping costs as the reason why 51% of online buyers purchased a particular item in a retail store rather than online.

Ease of Use

Many online retailers offer a wide variety of merchandise at discounted prices. While price may have an overall significant bearing on the purchase decisions of online shoppers, it has far less impact on shoppers’ level of satisfaction with purchase transactions. What is far more important to the first-time or repeat online customer is the ease of use of the online retailer’s website. For the online retailer, the challenge is to stay ahead of the competition through, among other things:

•	simplifying its website’s search, navigation and checkout processes;

•	enhancing the content of its website, especially with product descriptions and visuals; and

•	incorporating features that help to personalize its website for the individual consumer (e.g., through the use of flash technology, allowing customers to see customized products, such as PCs, before ordering).

Prompt Fulfillment and Customer Service/Reputation

One of the factors that industry analysts cite as contributing to the relatively small share of the total retail market accounted for by online sales is consumers’ concerns about order fulfillment. These concerns include receipt of products that were not ordered, are damaged or are delivered at a time other than promised. Some Internet retailers dedicate more time and attention to customer acquisition and other front-end activities, often to the detriment of important back-end functions, such as order processing and fulfillment. Others underestimate the complexity of, and precision required in, the logistics function. However, to enhance customer satisfaction and loyalty, efficient inventory management and logistics systems that assure timely delivery of merchandise are critical. For this reason, certain online retailers are investing in larger and more sophisticated warehouses with more efficient order handling systems and equipment. Other online retailers are outsourcing their fulfillment operations.

Brand Recognition

For the individual online retailer, the key to its individual growth prospects is not the rate of Internet growth, but the growth of its customer base and sales levels. In a market characterized by very low barriers to entry, cost-effective brand recognition must be forged by quality of service, reliability and trustworthiness. This is what online shoppers place primary emphasis on when posting reviews of their shopping experiences at a particular online retailer, reviews that appear on shopping search engines and form the basis of online retailer ratings. These reviews are typically provided by consumers shortly after making an online purchase. The immediacy of the feedback may contribute to the significant reliance that other consumers appear to place on such feedback. Favorable reviews, and resultant ratings, are believed to have a major influence in an online retailer’s conversion rate (i.e., the percentage of consumers who purchase product after having accessed the retailer’s website, directly or indirectly). For the online retailer, this is a key component of achieving brand recognition.

OUR BUSINESS

Overview

We are an online retailer of brand-name, state-of-the-art consumer electronics such as digital cameras, camcorders and plasma/LCD televisions. Our target market is comprised of individuals who seek to make informed purchasing decisions based upon their own product research, and engage in comparison shopping, considering, among other things, price and available customer reviews. We provide value to our customers through a combination of product availability, consistent and timely customer service and order fulfillment, and value pricing.

We endeavor to match customer demand with product availability. Based on our assessment of both anticipated customer orders and related product accessibility, we generally purchase products that we expect to sell quickly, often in a matter of four to five days. These purchases are made from over 70 sources, including purchases directly from leading manufacturers and through sourcing arrangements with distributors. This results in a continuous availability of a wide range of brand-name products from manufacturers such as Sony, Minolta, JVC and Panasonic. By matching supply with demand, we maintain low inventory levels throughout the year. The associated low inventory costs help to improve our margins, increase cash flow and profitability, and reduce our borrowing for working capital needs.

We seek to meet or exceed customer expectations by fulfilling orders rapidly, accurately and safely. Our rapid order fulfillment capability permits us generally to ship products within 24 to 48 hours of receiving an order. Virtually all of the orders placed on our websites are filled through our central distribution facility, without the need to outsource customer service or our sales force. Our scalable technology platform and order flow processes, internally developed to support our operations, allow us to manage and monitor the merchandising of our goods and our inventory levels. This infrastructure also permits us to monitor pay-per-click advertising programs, perform click-through and sales conversion tracking and analysis, perform product and data feed management, and adjust specific product pricing, details and targeted advertising programs on our websites in real time. As a result, we achieve cost-effective advertising, resulting in favorable customer acquisition costs.

We market our products over the Internet using the following operative websites: IBuyDigital.com, IBuyplasma.com, DBuys.com, DigitalMegastore.com, CentralDigital.com and realdealshop.com. Based on a combination of customer reviews and pricing, our websites often are prominently featured on leading web shopping providers and price and vendor comparison portals.

During 2004, approximately 79.5% of our orders were placed, directly or indirectly, through one of our websites and the balance were placed primarily by telephone calls to our sales representatives. Of all online orders, approximately 82% were a result of click-throughs from shopping portals with the remaining 18% being placed directly on our websites. We received 4,662,946 click-throughs to our websites during 2004 and received 60,582 orders as a direct result of such click-throughs. This represents a click-through conversion ratio of approximately 1.3%.

The three largest sources of our online orders in 2004 were Bizrate.com (including Shopzilla.com), PriceGrabber.com and Shopping.com. The table below sets forth the number of online orders placed through each such portal and all other shopping portals during 2004:

Year Ended December 31, 2004
Bizrate.com (including Shopzilla.com)	13,112
PriceGrabber.com	13,016
Shopping.com	10,041
All others	24,413

Customers can readily click-through these portal services to make purchases on one of our websites, directly access any of our websites to place orders online, or call one of our sales representatives.

Our ability to match customer demand with product availability, along with our order fulfillment processes and value-based prices, have enabled us to generate a high level of customer satisfaction. This is evidenced by the consistently favorable reviews provided by customers following their shopping experiences with us. We believe that such reviews, representing the vast majority of the substantial number of reviews we have received throughout our four-year operating history, provide us with a significant competitive advantage. Our increased business and strengthening of our operating results over this time period are illustrated in the table below.

	Year Ended December 31,
	2002	2003	2004
Net sales	$61,389,070	$61,161,829	$76,440,545
Gross margin	7.8%	9.3%	10.0%
Customer acquisition cost	$17.56	$23.62	$27.86
New customers	82,643	86,610	87,878
Repeat customers	4,331	5,091	4,811
Average order value	$706	$667	$825

Our Value Proposition

We believe we provide a number of benefits to both customers and suppliers, including:

Benefits to Customers

•	Ready Access to Products. We offer brand-name, factory sealed, state-of-the-art and newly-released consumer electronics including digital cameras, camcorders and plasma/LCD televisions from manufacturers such as Sony, Minolta, JVC and Panasonic. Through our sourcing arrangements with a wide variety of manufacturers and distributors, we are able to match our customers’ demands with immediate product availability.

•	Value Pricing. We offer significant savings over traditional retailer pricing on substantially all of our products. Through our multiple sourcing networks, we locate and obtain merchandise at low prices. Our experienced fulfillment team cost-effectively matches customer demand with supply on a just-in-time basis, employing our rapid fulfillment process. This results in reduced inventory costs and allows us to provide product without the infrastructure costs typically associated with brick and mortar retailers, which also benefits our customers.

•

Well-Established and Trusted Source for Products.  We believe customers prefer purchasing products from established and trusted online retailers with proven track records of success. Since inception, our customers have submitted a large number of highly favorable reviews of their shopping experiences with us that are authenticated and posted on various shopping portals such as Shopping.com, CNET.com and Bizrate.com (including Shopzilla.com). These reviews form the basis of our prominent rankings compiled by the various portals and serve as independent confirmation that our customers view us as a trusted source for their purchases of consumer electronics.

•	Positive Customer Experience from Order to Product Delivery. Our internal sales and customer service representatives provide assistance throughout the purchasing and order fulfillment processes. Our representatives are available by e-mail and telephone to respond to questions regarding product availability, order status and product use and functionality. They also provide guidance regarding product selection, upgrades, necessary accessories and warranties. In addition, our user-friendly, easy-to-navigate websites provide convenient, detailed product information and specifications.

Benefits to Suppliers

•	Reliable and Efficient Centralized Distribution Channel. We provide a low-risk, high-volume channel through which our suppliers may sell merchandise. We have the flexibility to buy both small and large product lots across a variety of product lines from our suppliers on a frequent and regular basis. These suppliers recognize that through our proprietary technology we can quickly and efficiently add or remove products to or from our websites, allowing us to continuously market those products that are in demand and thereby minimize a supplier’s risk that product will be returned. In addition, our suppliers know that we accept product in a timely manner, often paying in advance by wire transfer or cash on delivery. This minimizes credit or inventory risk to our suppliers.

•	Rapid Inventory Turnover. Many of our suppliers offer price protection on products purchased from them. Because of our ability to sell products quickly, we generally do not need to exercise our price protection rights, which is understood and appreciated by our suppliers. Additionally, we provide feedback to suppliers on product sell-through and inventory positions. This allows them to monitor our product flow efficiently and eliminates the need for frequent visits by supplier representatives.

•	Protection of Product Brand Integrity. We maintain the integrity of our suppliers’ brands by responding to customer inquiries regarding their products in a professional manner, by ensuring that we sell only those quality goods that we have offered on our websites and by selling only factory sealed goods in original form together with all accessories still intact. This has enabled us to establish a reputation among our suppliers as a retailer that does not engage in “bait and switch” or similar tactics.

•	Centralized Distribution Facility. Traditional retailers and even some large online retailers require suppliers to distribute merchandise to many dispersed locations. The consumer electronics industry has a high concentration of suppliers located in the New York tri-state area. Through the use of our centralized distribution facility in Brooklyn, New York, we are able to minimize the shipping costs of manufacturers and distributors that generally ship product to us by truck from local shipping points or local regional hubs. This allows our suppliers to save money over more traditional drop-shipment methods to many locations. The savings can be significant due to the frequency of deliveries.

Growth Strategy

Our objective is to become a leading online retailer of brand-name, state-of-the-art consumer electronics and other luxury goods. To accomplish this objective, we intend to expand our customer base, generate additional repeat purchases from our existing and future customers and expand our product offerings. We plan to execute this strategy as follows:

•	Increase Our Brand Awareness to Expand Sales to Existing Customers and Increase Direct Traffic to Our Websites. Over the long-term, it is important that online retailers build brand recognition to attract new customers, develop customer loyalty and maintain high levels of direct traffic to their websites. We will, therefore, continue to seek visibility through selective, cost-effective online advertising, aggressively targeting only those sites having high consumer usage. By increasing brand awareness, we believe we will reduce our advertising expenses as consumers travel directly to our websites. Each of our user-friendly websites provides a seamless shopping experience by providing detailed product information, including information regarding accessory and complementary products. We plan to encourage repeat visits and purchases by existing customers through consistently high quality service and value pricing, the use of expanded merchandise categories and product offerings, and frequent changes in merchandise assortment to meet consumer demand.

•	Increase the Availability of State-Of-The-Art Product Lines. We plan to provide increased access to new product innovations. We have previously experienced increased sales by, for example, providing consumers with a wide array of digital camera selections as that product line has evolved. We believe that we will experience similar sales growth with respect to the evolution of plasma televisions. We intend to continuously seek to increase our sales volumes by being among the first to offer new product innovations as they come to market.

•	Build Existing and Establish New Marketing Networks. We currently experience a significant portion of our web traffic through pay-per-click advertising programs. We may also seek out arrangements that will allow visitors to other websites to link directly to one or more of our websites. We intend to expand our marketing efforts to include, among other things, affiliate-based advertising. Under such programs we would advertise our product offerings on third-party websites that permit consumers to link directly to our sites. As consumers purchase our products, we would pay a fixed percentage of the product sale price to the third party site that provided the consumer with our link.

•	Expand Existing Business into Complementary Product Lines. We plan to continue our efforts to expand the variety and depth of merchandise that we offer on our websites. We intend to further develop our business to include complementary product lines, such as the creation of integrated home entertainment systems comprised of various home electronic products sold by our existing suppliers. We will explore arrangements with third-party suppliers for whom we may advertise and offer products that are complementary to those products offered on our websites. Such arrangements would provide for the payment of a fixed fee to us upon the sale of any such third party merchandise and would require such third parties to handle the fulfillment operations.

•	Identify New Suppliers That Provide Alternative Fulfillment Capabilities. We currently ship virtually all of our products through one centralized warehouse location. In addition to maintaining our current fulfillment processes, we plan to work with suppliers that have inventory management systems comparable in quality to our own and who can supply products directly to our customers. This will allow us to offer a more diverse selection of products and enhance our delivery options.

•	Leverage our Proprietary Technology and Fulfillment Capabilities to Other Vertical Markets. We plan to evaluate new product categories that lend themselves to efficient procurement and distribution within our existing infrastructure. Specifically, we believe that significant opportunities for expansion exist in other luxury goods and niche markets. Utilizing our understanding of consumers’ shopping behavior, we believe that we can establish a network of manufacturers and distributors in other product categories and effectively leverage our order processing and fulfillment system.

•	Identify and Acquire Complementary Companies. The consumer electronics market is highly fragmented. To better achieve economies of scale and leverage our existing infrastructure, we may consider, from time to time, the acquisition of complementary businesses in the consumer electronics field or of businesses unrelated to our existing product lines but whose products are well-suited to our order flow and fulfillment processes.

Merchandise

By marketing through our various websites, we have a significant amount of flexibility with regard to the presentation and organization of our product categories and the product selection within each of these categories. We currently offer more than 3,000 consumer electronics products on our websites using a convenient, easy-to-use shopping interface that features extensive product information, together with pricing information and related color pictures. We have the capability to instantaneously change our listed products based upon customer demand and product availability. The tables below show our primary product lines and manufacturers whose products we sell:

Primary Product Lines

Cameras/Digital Cameras	Camcorders	Plasma/LCD televisions
DVD Players/DVD Recorders	Video Players and Equipment	Projectors
MP3 Players

Manufacturers

We sell products from many leading electronics manufacturers, including:

3M	Kodak	Pentax
BenQ	Konica	Philips
Canon	Kyocera	Pioneer
Casio	LG Electronics	RCA
Epson	Minolta	Samsung
Fujifilm	NEC	Sharp
GoVideo	Nikon	Sony
Hitachi	Olympus	Toshiba
Infocus	Palm	ViewSonic
JVC	Panasonic

Suppliers

We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources. We believe we provide compelling benefits to our suppliers by providing an efficient channel for the sale of consumer electronics through a single point of distribution, and quick turnover of both large and small quantities of their latest merchandise. We seek to purchase only high-end, brand-name, state-of-the-art merchandise. We do not have written commitment agreements with our suppliers, instead relying on our business relationships to maintain our existing supply arrangements. Generally, we purchase merchandise under individual purchase orders and pay cash on delivery, or in advance, by wire transfer. From time to time, we also take advantage of agreed upon credit terms with our suppliers.

We have multiple sourcing arrangements for every product we offer and, other than purchases made by us through our previously affiliated entity, MSB Enterprise, which represented approximately 7.3%, 24.8%, and 25.0% of our product purchases for the years ended December 31, 2002, 2003 and 2004, respectively. No other single supplier accounted for more than 10% of our purchases in any year. As of January 1, 2005, we discontinued purchasing products through MSB Enterprise and have established alternative sources of supply with unrelated third parties on substantially the same terms and cost structure. We do not believe that for years ending after December 31, 2004, we will rely on any one supplier for 10% or more of our purchases.

Seasonality

Much of the retail industry experiences seasonal fluctuations in sales volumes reflecting the general pattern of peak sales during the holiday shopping season. A disproportionate amount of our product sales are realized during the fourth quarter of each calendar year, and we expect this seasonality to continue in the future. The fourth quarter accounted for approximately 33%, 30% and 41% of our revenues for the years ended December 31, 2002, 2003 and 2004, respectively. In anticipation of increased activity in the fourth quarter, we typically seek to hire additional help to maintain the quality of our order fulfillment operations.

Sales and Marketing

We use a disciplined and selective approach to our sales and marketing strategy to maximize the return on our promotional costs and to ensure that we acquire and retain customers in a cost-effective manner. Historically, we have relied primarily on pay-per-click arrangements with shopping comparison sites such as Shopping.com, CNET.com and Bizrate (including Shopzilla.com), as well as email campaigns to our current customers with limited time promotional opportunities. The cost associated with each click-through can vary among shopping portals. For example, certain shopping portals charge a fixed cost-per-click, which may be based upon the value of the product being sold. Other portals require that we submit a bid, or a price that we are willing to pay, per click. Based upon the price that we are willing to pay, as compared to the price that other merchants are willing to pay, the portal will rank our initial listing. Regardless of the click-through fee arrangement utilized by a shopping portal, consumers can always sort listings on a portal based on other parameters such as product price or customer satisfaction.

Our 10-person sales team, which we supplement from time to time based upon seasonal demand, has extensive sales experience with a broad range of retailing and technology companies and are all centrally located. By having a comprehensive understanding of our product offerings, our sales team effectively markets and sells complementary products and accessories to new and existing customers.

We developed our technology infrastructure to manage and monitor the merchandising of our goods, the effectiveness of the advertising of our websites and offered products, and our inventory levels. This infrastructure also provides links to our in-house billing and accounting functions and enables us to track customer website viewing habits with respect to our products and ancillary offerings. In addition, we are able to track click-through sales conversion rates, and perform tracking and analysis, which enables us to effectively target future advertising expenditures to minimize costs and maximize product exposure to consumers.

We plan to use a portion of the net proceeds of this offering to expand our current marketing efforts, and also to evaluate and implement new marketing campaigns. Techniques may include the use of rich text media or online highly-targeted advertising, and other affiliate marketing programs.

Fulfillment Operations

Our strategy is to meet or exceed customer expectations by fulfilling orders rapidly, accurately and safely. Our rapid order fulfillment model permits us to generally ship product within 24 to 48 hours of receiving an order. Virtually all of the orders placed on our websites are filled through our central distribution facility located in Brooklyn, New York. We believe that our current distribution facility is large enough to support our anticipated expansion requirements for at least the next three years, and that additional space is or will be readily available to expand our distribution operations at the appropriate time. Virtually all of our employees are engaged in some aspect of fulfillment operations ranging from the processing of customer orders, to the shipping and tracking of customer products, to responding to customer inquiries.

Our scalable technology platform and order flow processes are an integral part of our fulfillment operation. When we order product from a supplier, we electronically track the receipt of the merchandise. When a customer order is received, we electronically match the order to our inventory, and distribute a specific order-fulfillment assignment to our distribution warehouse for processing. Once the product has been shipped, our warehouse inventory system updates the inventory level, ensuring that the purchasing department is aware of when to order additional inventory. Once the product has left our distribution facility, the customer can track the shipping status of his or her purchase through links we provide on each of our websites. Our warehouse team ships approximately 2,000 to 2,500 orders each week, which can vary significantly during the holiday season.

Shipping and Handling

Customers who purchase products on our websites may choose various shipping and third-party installation services, including basic ground delivery, overnight shipping and high-end, white glove service. Shipping costs are determined through a number of variables, including the type of delivery service requested, shipping distance, package dimensions and delivery location. Orders in stock at our distribution warehouse placed as late as 7:00 p.m. Eastern Time ship the same day and can be delivered at the customer’s request by 10:30 a.m. the next day anywhere in the domestic United States. In addition, during unusually high volume periods, such as the holidays, we arrange with Federal Express to have a delivery vehicle parked at our warehouse facility to load shipments in real time throughout the day to ensure that delivery is accomplished in a timely manner. When delivering high-end products such as plasma/LCD televisions, at the customers request and for an additional charge, we provide for trained delivery teams, with whom we arrange delivery on behalf of the customer, install such products.

Return Policy

We adhere to a strict return policy due to the rapidly changing nature of consumer electronics products and the risk of price erosion. We process all product returns from our distribution warehouse in Brooklyn, New York. Our current return policy, as provided for on our websites, is as follows:

•	customers are entitled to a 10-day return on certain items returned in the original manufacturing package;

•	other sales are final (generally for certain large plasma/LCD televisions);

•	restocking fees will apply, except for returns on defective items when accepted for exchange within 10 days of delivery; and

•	the customer is responsible for shipping and handling charges on all approved returns, unless such costs are waived by us.

Payment Terms

We offer customers a variety of payment options, which include: credit card, wire transfer, or net 30-day payment terms for approved small business customers. We require, however, verification of receipt of payment or credit card authorization before any merchandise is shipped to the customer.

Customer Service and Support

We are committed to providing superior customer service. We believe that our ability to establish and maintain ongoing relationships with our customers and generate repeat visits and purchases depends, in significant part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our customers to continually improve our websites and our services. We prominently display all of our guarantees and policies on our websites to instill confidence in our customer base. We plan to continue to make technological and systems advancements to enhance the overall shopping experience. Our team of knowledgeable customer support and service personnel are responsible for handling both general customer inquiries and specific product inquiries with respect to setting up and operating products sold, answering customer questions about the ordering process and products ordered, and investigating the status of orders, shipments and payments. We also offer on each of our websites a toll-free line for customers who are reluctant to place orders through our websites. Within our websites our customers may track shipped orders with Federal Express or other third-party carriers and check the status of orders being processed. Our customer service department is available throughout the work week, including late night hours to accommodate time zone differences. Although we have combined our back office operations and processes for each of our websites to take advantage of economies of scale, our customer service and support staff responds to inquiries received through each of our websites using the name of the applicable website on which an order was placed and is familiar with the products offered on all of our websites.

Technology

We use a set of software applications for accepting and validating customer orders, organizing, placing and managing orders with suppliers, receiving product and assigning it to customer orders, and managing shipment of products to customers. We use internally developed software applications for processing each customer order. These applications charge customer credit cards, print order information, transmit order information electronically to our warehouse and deposit transaction information into our accounting system. Security on our websites is provided at multiple levels in both our hardware and software. For transmission of confidential personal information between customers and our web server, we incorporate secure socket layer technology, or SSLT, such that all data is transmitted via a 128-bit encrypted session. All customer data is held behind appropriate firewalls. In addition, customer passwords and credit card information are encrypted. We use fraud prevention technology to identify potentially fraudulent transactions, and our verification process includes, in many cases, contacting the cardholder or credit card issuer to determine whether a charge has been authorized.

Our system infrastructure and web servers are hosted through Optimized Computer Solutions, Inc. in New York, New York, which provides us with 24/7 system monitoring and service. Optimized Computer Solutions provides us with a secure physical environment, climate control and redundant power.

In addition, our technical professionals utilize our technology platform to efficiently and quickly post products and related information on our websites. Such technology also permits us to quickly remove a product from a website and review purchase prices as necessary in response to changing product supply. Product descriptions are generally accompanied by product photographs. We regularly enhance the look, feel and functionality of each of our websites to improve our customers’ shopping experiences and generate additional revenues.

Competition

The market for the sale of consumer electronics products is both intensely competitive and rapidly evolving. Barriers to entry in this market are minimal, and current and new competitors can launch new sites at a relatively low cost. We believe that competition in our market is based primarily on price, ready availability, quality and variety of merchandise, customer service, reliable fulfillment and brand recognition. We currently compete with a variety of online, traditional and catalog retailers. We believe that our current or potential competitors include a variety of companies that can be divided into the following categories:

Category	Representative Competitors
Online superstores	Amazon.com and Buy.com
Consumer electronics and office supply superstores	Best Buy, Circuit City, Ritz Camera, Staples, Office Max and Comp USA
Online discount retailers, liquidators and sellers of refurbished goods	eCost.com, Overstock.com and SmartBargains.com
Manufacturers	Sony, Dell and Gateway
Online auction sites	eBay, ubid and Yahoo

Many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than we do, and may have a greater ability to attract and retain the same customers that we are targeting.

We compete for favorable product allocations and cooperative advertising support from product manufacturers. Some of our competitors could enter into exclusive distribution arrangements with one or more of our suppliers and, thus, restrict our access to products from such suppliers.

We also would expect to experience significant competitive pressure if any of our distributors were to initiate their own retail operations. Because our distributors have access to merchandise at very low costs, they could sell products at lower prices than us and maintain a higher gross margin on their product sales than we are able to achieve. If this were to occur, our current and potential customers may decide to purchase directly from these distributors, which could reduce our sales volumes.

We believe that we achieve a competitive advantage through the combined use of multiple websites, reliable and high quality service and fulfillment processes, and value pricing. We believe that by utilizing multiple sites we are able to attract a greater number of consumers and generate greater aggregate sales. If one or more of our competitors were to adopt this strategy, we may be subject to significantly increased competition and find that prominent listings on price comparison sites becomes limited by the providers of such sites.

New technologies and the expansion of existing technologies may also increase competitive pressures on us. Some of our competitors may devote substantially greater resources to their websites and systems development than we do.

Intellectual Property

We regard our intellectual property, particularly our trademarks, service marks and domain names, as critical to our success. We rely on a combination of contractual restrictions and trade secrets to protect our proprietary rights, know-how, information and technology. These contractual restrictions include agreements for confidentiality, non-competition and invention assignments. We generally require these types of agreements with our employees and contractors. We claim common law trademark protection for all of the names we use. We do not currently have any of our intellectual property registered with the United States Patent and Trademark Office, nor have we applied for any such registrations.

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology, in part, by confidentiality agreements with our employees, consultants, advisors and others. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, advisors and others use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation

We are not currently subject to direct federal, state or local laws or regulations other than laws and regulations applicable to businesses generally or directly applicable to retailing or online commerce, including the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the CAN-SPAM Act). The CAN-SPAM Act, which became effective January 1, 2004, covers e-mail, the primary purpose of which is advertising or promoting a commercial product or service, including content on a website. The CAN-SPAM Act requires such e-mail to identify accurately the sender of such e-mail, use a subject line that accurately reflects the content or subject matter of the message, provide recipients with an opt-out method (allowing recipients to ask the sender not to send future e-mail messages), and contain clear and conspicuous notice that the message is an advertisement or solicitation. An entity violating the CAN-SPAM Act is subject to fines. In addition, deceptive commercial e-mail is subject to laws banning false or misleading advertising.

As the Internet becomes increasingly popular, it is possible that a number of laws and regulations may be adopted with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights, unfair or deceptive trade practices and information security. Further, the growth of online commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the uses of personal user information gathered online or require online companies to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online company regarding the manner in which personal information is collected from users and provided to third parties. We do not currently provide individual personal information regarding our customers to third parties. However, the adoption of additional privacy or consumer protection laws could create uncertainty in Internet usage and reduce the demand for our products and services.

We collect sales or other similar taxes for shipments of goods in the State of New York. One or more local or state jurisdictions may seek to impose sales or other similar tax collection obligations on us and other out-of-state companies that engage in online commerce. If sales or other similar tax obligations are successfully imposed upon us by a state or other jurisdiction, we could be exposed to substantial tax liabilities for past sales and fines and penalties for failure to collect sales or other similar taxes and we could suffer decreased sales in that state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in that state or jurisdiction.

We are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, marketing, unfair or deceptive trade practices, encryption and other intellectual property issues, taxation, libel, obscenity, qualification to do business and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws or new laws intended to address these and other issues could create uncertainty for those conducting online commerce. This uncertainty could reduce demand for our products or increase the cost of doing business as a result of litigation costs or increased fulfillment costs. For example, the State of California recently adopted the Consumer Protection Against Computer Spyware Act, to be effective as of January 1, 2005. The Act limits the gathering of certain types of Internet usage data.

Employees

As of December 31, 2004, we had 26 full-time employees, one consultant (our board chairman, Mark Antebi) and two part-time seasonal employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

Our headquarters are located at 252 Conover Street, Brooklyn, New York 11231. On January 1, 2005, we entered into a five-year lease with MSB Enterprise under which we lease approximately 9,000 square feet of office space and 15,000 square feet of warehouse space. We have the option to extend the term of the lease for an additional period of five-year period following the fifth anniversary of the lease. We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. We are currently not a party to any material legal proceedings.

MANAGEMENT

Our executive officers and directors, and their ages and positions as of December 31, 2004, are set forth below:

Name	Age	Position
Elliot Antebi	31	President, Chief Executive Officer and Director
Steven Szklarz	30	Chief Operating Officer
Paul Peterik	55	Chief Financial Officer
Barry Antebi	30	Vice President of Fulfillment Processes
Mark Antebi	51	Chairman of the Board
Norman Dawidowicz(1)	46	Director
David Goldman(1)	61	Director
Steven Katz(1)	56	Director

(1)	Member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Elliot Antebi currently serves as our president and chief executive officer and as a director. He was a founder and has served as chief executive officer and as a director of each of Central Digital Inc., Dbuys.com Inc., IBuyDigital Online, Inc. and Digital Megastore.com Inc., since the inception of such entities beginning in August 2000, and has served as the president of such entities since August 2004. Prior to August 2000, Mr. Antebi was a private investor.

Steven Szklarz currently serves as our chief operating officer. He was a founder and has served as chief operating officer of each of Central Digital Inc., Dbuys.com Inc., IBuyDigital Online, Inc. and Digital Megastore.com Inc., since the inception of such entities beginning in August 2000. From July 1992 to December 2000, Mr. Szklarz served as the sales manager for Beach Trading Company, a privately held company that resold consumer electronics products, where he assisted in the transition of the company from a mail order business to an online business.

Paul Peterik has served as our chief financial officer since January 2005. From August 2003 to January 2005, he served as the chief financial officer of Integrated Leasing Corp., a leasing company serving the electronic payment processing industry. From November 2002 to August 2003, he served as the managing director and owner of Greystone Consulting LLC, a provider of business and financial consulting services for start-up and mid-sized companies. From September 1998 to October 2002, he served as the chief financial officer of Radiant Communications Corp., a manufacturer of fiber optic telecommunication and CATV products. He also served as the chief financial and operating officer of Dark Fiber Solutions, LLC, a fiber optic direct connect broadband solutions and services provider. In addition, Mr. Peterik has had public entity experience and spent nine years with Price Waterhouse & Co.

Barry Antebi currently serves as our vice president of fulfillment processes. He was a founder and has served as vice president of fulfillment processes of each of Central Digital Inc., Dbuys.com Inc., IBuyDigital Online, Inc. and Digital Megastore.com Inc., since the inception of such entities. From December 1999 to December 2000, Mr. Antebi was employed by Beststop Digital where he was responsible for purchasing and corporate sales. From April 1997 to December 1999, Mr. Antebi was employed by Beach Camera focusing primarily on sales.

Mark Antebi currently serves as our chairman of the board of directors and, since December 2004, as a consultant to the Company. He was a founder and served as president of each of Central Digital Inc., Dbuys.com Inc., IBuyDigital Online, Inc. and Digital Megastore.com Inc., from the inception of such entities until August 2004. He continues to serve as the chairman of the board for each such entity. From 1997 to December 2000, Mr. Antebi was a private investor. In 1990, Mr. Antebi co-founded USA Detergents, Inc. During his tenure at USA Detergents, Mr. Antebi served as executive vice president of sales and marketing from 1990 to 1994 and president of international operations from 1994 to 1997. In mid-1997, subsequent to Mr. Antebi’s resignation as a director and executive officer from USA Detergents, securities class action lawsuits alleging false or misleading public statements and improper accounting practices were filed against USA Detergents. Certain of USA Detergents’ then current and former officers and directors, including Mr. Antebi, were named. In December 1998, USA Detergents finalized an agreement to settle the lawsuits. Mr. Antebi’s responsibilities at USA Detergents, as an executive vice president of sales and marketing and as president of international operations, were wholly unrelated to the allegations made in the litigation and the litigation was settled by USA Detergents at no cost to Mr. Antebi. USA Detergents was subsequently sold to Church & Dwight Co., Inc. (Arm & Hammer).

Norman Dawidowicz has been a director since December 2004. Mr. Dawidowicz currently serves as a director/senior financial consultant for Personal Capital Management, Inc., where he has been a principal since 1981. He also serves on the faculty of Pace University, and is the former director of the Personal Financial Management Certificate Program for Yeshiva University.

David Goldman has been a director since December 2004. Mr. Goldman has served as the executive chairman for Mamma.com Inc., a provider of information retrieval on the Internet and integrated marketing solutions to online advertisers, since March 2004, prior to which time he was its chairman and chief executive officer. From May 2001 to December 2001, he served as a consultant to SNC Lavalin Inc., a group of engineering and construction companies providing ownership and management of infrastructure, and facilities and operations management. Prior to that, he served as executive vice president and chief operating officer for Noranda Inc., a mining and metals company. Mr. Goldman has served as a director for Accurcast Corp., an aluminum die casting company, since February 2003, Jaguar Nickel Inc., a mining company, since June 2002, and Workbrain Inc., a workforce management company, since November 1999.

Except as noted below, the following disclosure is based on information contained in Mamma.com Inc. press releases and filings with the Securities and Exchange Commission. On March 18, 2004, the Securities and Exchange Commission notified Mamma.com that it was conducting a non-public informal inquiry related to trading activity of Mamma.com’s common stock in March 2004. We have been advised by Mamma.com that Mamma.com has not been notified of any formal action taken by the Securities and Exchange Commission with respect to its investigation. Following press reports and the recommendation of Mamma.com’s outside auditing firm, the board of directors of Mamma.com initiated an investigation of the press reports under the supervision of a special independent committee consisting of independent directors of the Mamma.com’s board audit committee and independent legal counsel and forensic accountants. Those press reports claimed that an individual (and persons acting jointly or in concert with him) may have had a controlling influence on Mamma.com in the past as a result of undisclosed shareholdings. In February 2005, Mamma.com announced that it had been unable to reach an agreement on the terms of the audit engagement with its outside auditing firm for the year ended December 31, 2004, and that, accordingly, that firm would not act as Mamma.com’s independent auditor of Mamma.com’s 2004 financial statements. Subsequently, several putative securities class action lawsuits were filed naming Mamma.com and certain of its directors, and officers including Mr. Goldman, as defendants, based upon these press reports. Such lawsuits allege, among other things, that the defendants violated the federal securities laws by issuing materially false and misleading statements contained in press releases, filings with the Securities and Exchange Commission and by failing to disclose information alleged in the press reports. Although responses by the defendants to such filings have not yet been filed, Mamma.com has stated it believes that the claims are frivolous and without merit, and it intends to defend itself vigorously.

Steven Katz has been a director since December 2004. Mr. Katz has served as the president of Steven Katz & Associates, a healthcare and technology-based management consulting firm specializing in strategic planning, corporate development, new product planning, technology licensing, and the structuring and securing of various forms of financing since 1981. From January 2000 to October 2001, Mr. Katz was also president, chief operating officer and a director of Senesco Technologies, Inc., a company engaged in the modification and development of proprietary gene technology. From August 1983 to November 1984, he was the co-founder and served as executive vice president of S.K.Y. Polymers, Inc., a biomaterials company. Prior to that, he served as vice president and general manager of a non-banking unit of Citicorp, N.A., held various senior management positions at National Patent Development Corporation, including President of three subsidiaries, served as the manager – financial planning of Revlon, Inc., and as a senior accountant for Price Waterhouse & Co. Mr. Katz serves on the boards of Health Systems Solutions, Inc., Biophan Technologies, Inc. and USA Technologies, Inc. as well as on the boards of several private companies.

Except as set forth below, there are no family relationships that exist among our executive officers and directors:

•	Mark Antebi is the father of Elliot Antebi.

•	Barry Antebi is the first cousin of Elliot Antebi and nephew of Mark Antebi.

Board Composition

There currently are five members on our board of directors, a majority of whom are independent as defined under Nasdaq Marketplace Rule 4200(a)(15). In accordance with the terms of our certificate of incorporation and by-laws, our board of directors is divided into three classes as nearly equal in size as possible, with each class serving staggered three-year terms. The members of the classes on our board are divided as follows:

•	the class I director is Mark Antebi, and his term will expire at the annual meeting of stockholders to be held in 2006;

•	the class II directors are Norman Dawidowicz and Steven Katz, and their terms will expire at the annual meeting of stockholders to be held in 2007; and

•	the class III directors are Elliot Antebi and David Goldman, and their terms will expire at the annual meeting of stockholders to be held in 2008.

Our certificate of incorporation provides that the number of directors may be changed only by resolution of our board of directors. Our directors may be removed only for cause by the affirmative vote of the holders of 75% or more of our voting stock. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors and the limitations on the removal of our directors may have the effect of delaying or preventing changes in the control of us or our management.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee.  We have an audit committee consisting of Norman Dawidowicz, David Goldman and Steven Katz. Mr. Katz chairs the committee. The audit committee assists our board of directors in its oversight of:

•	the integrity of our financial statements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our independent auditors.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit and non-audit services to be provided to us by our independent auditors must be approved in advance by our audit committee, other than de minimis non-audit services that may instead be approved in accordance with applicable SEC rules. We believe that each member of the audit committee satisfies the independence and financial expertise requirements established by the Nasdaq National Market and/or the Securities and Exchange Commission.

Compensation Committee.  We have a compensation committee consisting of Norman Dawidowicz, David Goldman and Steven Katz. Mr. Goldman chairs the committee. The purpose of our compensation committee is to assist our board of directors in the discharge of its responsibilities relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	reviewing and recommending approval of compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

We believe that each member of the compensation committee satisfies the independence requirements established by the Nasdaq National Market.

Nominating and Corporate Governance Committee.  We have a nominating and corporate governance committee consisting of Norman Dawidowicz, David Goldman and Steven Katz. Mr. Dawidowicz chairs the committee. The purpose of the nominating and corporate governance committee is to:

•	identify and recommend nominees for election to our board of directors;

•	review and assess the adequacy of our corporate governance principles and recommend any proposed changes to our board of directors; and

•	oversee the evaluation of our board.

We believe that each member of the nominating and corporate governance committee satisfies the independence requirements established by the Nasdaq National Market.

Director Compensation

Our board of directors has approved cash compensation to each non-employee director for his or her service as a director. Each such non-employee director shall receive an annual fee of $15,000 and the chairperson of each of our audit committee, compensation committee, and nominating and corporate governance committee shall receive an additional annual fee of $5,000. As a consultant to the Company, Mark Antebi is not eligible to receive this compensation nor can he serve on any of these board committees.

In December 2004, our board of directors approved our 2004 stock incentive plan, as amended and restated in January 2005, under which each non-employee director who joins the board after December 2004 will automatically receive an option to purchase no more than 25,000 shares of our common stock or an award of no more than 25,000 shares of restricted common stock upon his or her appointment to our board of directors. These options and restricted shares shall vest over three years, subject to the non-employee director’s continued service as a director. Upon completion of this offering, each of Messrs. Dawidowicz, Goldman and Katz will receive a fully-vested option to purchase 10,000 shares of our common stock with an exercise price equal to the initial public offering price. Subject to an annual evaluation, which evaluation shall be overseen by our Nominating and Corporate Governance Committee, each non-employee director shall receive an additional annual grant of an option to purchase no more than 25,000 shares of our common stock or an award of no more than 25,000 shares of restricted common stock at each year’s annual meeting after which he or she will continue to serve as a director, provided that such director has then served on the board for at least six months. These options or shares of restricted stock, as the case may be, will vest over three years, subject to the non-employee director’s continued service as a director. Each non-employee director stock option will terminate on the earlier of ten years from the date of grant and three months after the recipient ceases to serve as a director, except in the case of death or disability, in which event the option will terminate three months from the date of the director’s death or disability. The exercise price of all of these options will equal the fair market value of our common stock on the date of grant.

Mark Antebi, the chairman of our board of directors, has a consulting agreement with us. We compensate Mr. Antebi at a rate of $85,000 per year under such agreement. Please see “Certain Relationships – Agreement with Mark Antebi” for a discussion of his consulting agreement.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been our employee.

Executive Compensation

The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2004 for our chief executive officer and each of our most highly compensated other executive officers who were serving as executive officers on December 31, 2004 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2004. We refer to these officers as our named executive officers.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options	All Other Compensation
Elliot Antebi President, Chief Executive Officer and Director	2004	$12,600	–	–	–	–	–	(1)
Barry Antebi Vice President of Fulfillment Processes	2004	$81,000	–	–	–	–	–	(1)
Steven Szklarz Chief Operating Officer	2004	$78,000	–	–	–	–	–	(1)

(1)	Each of our previously separate legal entities declared an aggregate S Corporation distribution of $118,675 in 2004 to each of Elliot Antebi, Barry Antebi and Steven Szklarz.

Option Grants in Last Fiscal Year

None of our executive officers has ever received options to purchase shares of our common stock.

Employment Arrangements

Elliot Antebi.  We entered into an employment agreement with Mr. Antebi, our president and chief executive officer, on December 14, 2004. The agreement has an initial term of three years and provides for automatic renewal for additional three year periods, unless terminated by either party upon written notice no less than 90 days prior to the end of the initial term or any renewal term. In addition, the agreement provides that our board of directors include Mr. Antebi in its slate of nominees for election to the board during each year of Mr. Antebi’s employment. Mr. Antebi currently receives an annual base salary of $100,000, to be reviewed annually and subject to increase as determined by the board or the compensation committee. Mr. Antebi is eligible for bonuses during the term of his employment as determined by the board in its sole discretion.

Under the terms of the agreement, if Mr. Antebi’s employment is terminated without “cause,” or, at the election of Mr. Antebi, for “good reason” or not renewed by us without cause, we are required to continue to pay his salary for a period of three years, reimburse him for continuation of medical benefits for a period of three years and pay an immediate lump sum payment equal to the maximum bonus he could have earned under the agreement for the three-year period. For purposes of the employment agreement, “cause” is defined to include Mr. Antebi’s failure to perform his duties or follow company policies and procedures, as well as dishonesty, gross negligence or misconduct. “Good reason” encompasses diminution in position, non-payment of salary or failure to provide stipulated benefits.

Paul Peterik.  We entered into a three-year employment agreement with Mr. Peterik, our chief financial officer, in January 2005. Mr. Peterik currently receives an annual base salary of $150,000, to be reviewed annually and subject to increase as determined by the board or the compensation committee.

Under the terms of the agreement, if Mr. Peterik’s employment is terminated without “cause,” or, at the election of Mr. Peterik, for “good reason,” we are required to continue to pay his salary for a period of nine months, reimburse him for continuation of medical benefits for a period of nine months and pay an immediate lump sum payment equal to the maximum bonus he could have earned under the agreement for the nine-month period. We have, however, the right to terminate Mr. Peterik’s employment at any time through the first year of the term, upon 30 days prior written notice (notice to be given prior to the expiration of the first year of the term). If we exercise this right, we are required to continue to pay Mr. Peterik’s salary for a period of three months, reimburse him for continuation of medical benefits for a period of three months and pay an immediate lump sum payment equal to the maximum bonus he could have earned under the agreement for the three-month period. For purposes of the employment agreement, “cause” is defined to include Mr. Peterik’s failure to perform his duties or follow company policies and procedures, as well as dishonesty, gross negligence or misconduct. “Good reason” encompasses diminution in position, non-payment of salary or failure to provide stipulated benefits.

Steven Szklarz.  We entered into an employment agreement with Mr. Szklarz, our chief operating officer, on December 14, 2004. The agreement has an initial term of three years and provides for automatic renewal for additional three year periods, unless terminated by either party upon written notice no less than 90 days prior to the end of the initial term or any renewal term. Mr. Szklarz currently receives an annual base salary of $100,000, to be reviewed annually and subject to increase as determined by the board or the compensation committee. Mr. Szklarz may be eligible for bonuses as determined by the board in its sole discretion.

Under the terms of the agreement, if Mr. Szklarz’s employment is terminated without “cause,” or, at the election of Mr. Szklarz, for “good reason,” or not renewed by us without cause, we are required to continue to pay his salary for a period of three years, reimburse him for continuation of medical benefits for a period of three years and pay an immediate lump sum payment equal to the maximum bonus he could have earned under the agreement for the three-year period. For purposes of the employment agreement,

“cause” is defined to include Mr. Szklarz’s failure to perform his duties or follow company policies and procedures, as well as dishonesty, gross negligence or misconduct. “Good reason” encompasses diminution in position, non-payment of salary or failure to provide stipulated benefits.

Barry Antebi.  We entered into an employment agreement with Barry Antebi, our vice president of fulfillment processes, on December 14, 2004. The agreement has an initial term of three years and provides for automatic renewal for additional three year periods, unless terminated by either party upon written notice no less than 90 days prior to the end of the initial term or any renewal term. Mr. Antebi currently receives an annual base salary of $100,000, to be reviewed annually and subject to increase as determined by the board or the compensation committee of our board of directors. Mr. Antebi may be eligible for bonuses as determined by the board in its sole discretion.

Under the terms of the agreement, if Mr. Antebi’s employment is terminated without “cause,” or, at the election of Mr. Antebi, for “good reason,” or not renewed by us without cause, we are required to continue to pay his salary for a period of three years, reimburse him for continuation of medical benefits for a period of three years and pay an immediate lump sum payment equal to the maximum bonus he could have earned under the agreement for the three-year period. For purposes of the employment agreement, “cause” is defined to include Mr. Antebi’s failure to perform his duties or follow company policies and procedures, as well as dishonesty, gross negligence or misconduct. “Good reason” encompasses diminution in position, non-payment of salary or failure to provide stipulated benefits.

Each of the employment agreements with our executive officers also contains nondisclosure, assignment of intellectual property and noncompetition provisions. The nondisclosure provisions provide for protection of our confidential information. During the term of these agreements, the employee is obligated to transfer to us his ownership rights to any intellectual property that he develops in connection with his employment. The noncompetition provision of each agreement also prevents the employee from competing with us during the term of his employment and for a period of one year after termination of his employment, if his employment is terminated by us for cause or by him without good reason.

Stock Option and Other Compensation Plans

Amended and Restated 2004 Stock Incentive Plan

Our amended and restated 2004 stock incentive plan was adopted by our board of directors and approved by our stockholders on December 14, 2004 and amended and restated in January 2005. No awards may be granted after December 14, 2014, but awards previously granted may extend beyond that date. The amended and restated 2004 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards to eligible participants. All of our employees, officers, directors, consultants and advisors are eligible to participate in the amended and restated 2004 stock incentive plan. An aggregate of 1,500,000 shares of common stock are reserved for issuance under the amended and restated 2004 stock incentive plan, subject to the anti-dilution provisions of the plan. In addition, the amended and restated 2004 stock incentive plan contains an “evergreen provision” which allows for an annual increase, without stockholder approval, in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2006 and ending on the second day of fiscal year 2014. The annual increase in the number of shares shall be equal to the lowest of:

•	3,000,000 shares;

•	5% of our outstanding shares on the first day of the fiscal year; and

•	an amount determined by our board of directors.

Under this provision, no annual increase shall be made to the extent that the number of shares of common stock available for issuance under the amended and restated 2004 stock incentive plan and all other employee or director stock plans, including our 2004 employee stock purchase plan, would exceed 25% of our outstanding shares on the first day of the applicable fiscal year.

In accordance with the terms of the amended and restated 2004 stock incentive plan, our board of directors has authorized our compensation committee to administer the amended and restated 2004 stock incentive plan. Our compensation committee will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the method of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, the issue price and repurchase price.

Subject to the anti-dilution provisions of the amended and restated 2004 stock incentive plan, the maximum number of shares of our common stock (including shares underlying stock options) that may be granted to any participant is 1,000,000. This maximum individual limit is required to satisfy requirements under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards.

Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to our amended and restated 2004 stock incentive plan, as to some or all outstanding awards (excluding restricted stock awards):

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a merger under which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the per share cash payment times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the per share cash payment), and the aggregate exercise price of all such outstanding awards, in exchange for the termination of such awards; and

•	provide that, in connection with our liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Certain U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of issuing and exercising stock options under the amended and restated 2004 stock incentive plan may be summarized as follows:

Nonqualified Stock Options.  The grant of a nonqualified stock option has no immediate federal income tax effect. The participant will not recognize any taxable income and we will not receive a tax deduction. When the participant exercises the option, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of our common stock on the date of exercise over the exercise price. We are required to withhold tax on the amount of income recognized. We will receive a tax deduction equal to the amount of income recognized. When the participant sells the shares of our common stock obtained from exercising a nonqualified stock option, any gain or loss will be taxed as a capital gain or loss (long-term or short-term, depending on how long the shares have been held). Certain additional rules apply if the exercise price for an option is paid in shares previously owned by the participant.

Incentive Stock Options.  When a participant is granted an incentive stock option (as defined in Section 422(b) of the Code), or when the participant exercises the incentive stock option, the participant will generally not recognize taxable income (except for purposes of the alternative minimum tax) and we will not receive a tax deduction. The price at which our common stock may be purchased upon the exercise of an incentive stock option will be required to be at least equal to the per share fair market value of common stock on the date the particular option is granted. If the participant holds the shares of our common stock for at least two years from the date of grant of the option, and one year from the date of exercise, then any gain or loss will be treated as long-term capital gain or loss. If, however, the shares are disposed of during this period, the option will be treated as a nonqualified stock option. We will only receive a tax deduction if the shares are disposed of during this period. The deduction will be equal to the amount of taxable income the participant recognizes.

To date, no grants have been made under the amended and restated 2004 stock incentive plan. Awards under the amended and restated 2004 stock incentive plan are generally determined by our compensation committee in its sole discretion. At this time, the benefits and amounts of shares of our common stock that may be awarded or allocated to any particular current named executive officer, the current executive officers as a group, the current directors who are not executive officers as a group, and the non-executive employees as a group under the amended and restated 2004 stock incentive plan are not determinable.

2004 Employee Stock Purchase Plan

Our 2004 employee stock purchase plan was adopted by our board of directors and approved by our stockholders on December 14, 2004. The plan is intended to qualify as an “employee stock purchase plan” as defined in Section 423 of the Code. Subject to the anti-dilution provisions, the plan provides for the issuance of up to 200,000 shares of common stock to participating employees.

All of our employees, including directors who are employees, and all employees of any participating subsidiaries:

•	whose customary employment is more than 20 hours per week for more than five months in a calendar year;

•	who were employed by us for at least 90 days prior to enrolling in the 2004 employee stock purchase plan; and

•	who are employed on the first day of a designated payroll deduction offering period;

are eligible to participate in the 2004 employee stock purchase plan.

Employees who would immediately after the grant of an option under the 2004 employee stock purchase plan own 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries are not eligible to participate in the purchase plan.

We will make one or more offerings to our employees to purchase stock under the 2004 employee stock purchase plan. Offerings will begin on each of April 1 and October 1, except that our first offering commencement date will begin on the date on which trading of shares of our common stock commences on the Nasdaq National Market in connection with this offering. Each offering commencement date will begin a six-month period during which payroll deductions will be made and held for the purchase of shares of our common stock at the end of the purchase plan period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock as follows: the employee may authorize up to 15% of his or her base pay to be deducted by us during the offering period (the minimum payroll deduction an eligible employee may authorize will be such percentage of compensation as may be established from time to time by the board or the compensation committee). On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the lower of the closing price of our common stock on the first day or the last day of the offering period. For purposes of the first offering period under the purchase plan, the closing price of our common stock on the first day of such period is deemed to equal the initial public offering price per share in this offering.

In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing:

•	the product of $2,083 and the number of full months in the offering period, by

•	the closing price of a share of our common stock on the commencement date of the offering period.

Our board of directors may, in its discretion, choose a different offering period for each subsequent offering.

An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

No shares of our common stock will be available for purchase under the 2004 employee stock purchase plan until after the plan becomes effective on the date the SEC declares a registration statement on Form S-1 for the initial public offering of our common stock effective. Because participation in the purchase plan is voluntary, we cannot presently determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

Our board of directors may amend the 2004 employee stock purchase plan in any respect, except that (i) stockholder approval shall be obtained to the extent required by Section 423 of the Code, and (ii) in no event can an amendment be made which would cause the plan not to comply with Section 423 of the Code. The board may also terminate the plan at any time.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then our certificate of incorporation provides for the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we intend to, prior to completion of this offering, enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his or her service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements may be necessary to attract and retain qualified individuals to serve as directors and executive officers.

Each of the employment agreements with our executive officers provides that we will indemnify each executive officer to the extent provided in our bylaws or as otherwise required by law. In addition, each agreement provides that indemnification shall extend to all actions or inactions by each executive in his capacity as officer, director, employee, agent, fiduciary or otherwise for us, our affiliates, subsidiaries, benefit plans or otherwise.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Issuances

Issuances of Common Stock

On December 14, 2004, in connection with our reorganization, we issued an aggregate of 3,000,000 shares of our common stock to each of Elliot Antebi, our president and chief executive officer, Steven Szklarz, our chief operating officer, Mark Antebi, our chairman of the board, and Barry Antebi, our vice president of fulfillment processes, in exchange for 100% of their respective stock ownership in each of IBuyDigital Online, Inc., Central Digital Inc., Digital Megastore.com Inc. and Dbuys.com Inc. These entities are now our wholly-owned subsidiaries. All 12,000,000 shares of our common stock issued in connection with the reorganization are “restricted securities” within the meaning of Rule 144 under the Securities Act. For more information, see “Shares Eligible for Future Sale.”

Prior to the year ended December 31, 2004, each stockholder made charitable contributions of certain of his holdings of our common stock.

Certain Relationships

Consulting Agreement with Mark Antebi

We entered into a one-year consulting agreement with Mr. Antebi, our chairman of the board, on December 14, 2004, under which Mr. Antebi provides consulting services as reasonably requested by us from time to time. Under the terms of the consulting agreement, Mr. Antebi will receive $85,000 as compensation for rendering such services, payable in equal monthly installments. We believe that this arrangement is at least as favorable to us as it would be if we retained an independent third party.

Mr. Antebi’s consulting agreement also contains nondisclosure, assignment of intellectual property and noncompetition terms. The nondisclosure provisions provide for protection of our confidential information. During the term of the consulting agreement, Mr. Antebi is obligated to transfer to us his ownership rights to any intellectual property that he develops in connection with rendering services on our behalf. The noncompetition provision prevents Mr. Antebi from competing with us for a period of one year following the termination of his engagement.

MSB Enterprise

From February 2002 through December 2004, we leased warehouse space on a month-to-month basis from MSB Enterprise LLC, a limited liability company formerly owned and operated by Steven Szklarz, our chief operating officer, Mark Antebi, our chairman of the board, and Barry Antebi, our vice president of fulfillment processes. Rent expense amounted to $120,000, $180,000 and $180,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

We also purchased certain inventory through MSB Enterprise amounting to approximately 7.3%, 24.8% and 25.0% of our product purchases for the years ended December 31, 2002, 2003 and 2004, respectively. Our arrangement with MSB Enterprise was such that all products purchased by MSB Enterprise on our behalf were sold to us at cost. We believe that our lease arrangements and our purchasing arrangements with MSB Enterprise were at least as favorable to us as they would have been had we dealt with independent third parties. As of January 1, 2005, we discontinued purchasing products through MSB Enterprise, having established alternative sources of supply with unrelated third parties on substantially the same terms and cost.

In December 2004, Messrs. Szklarz, Mark Antebi and Barry Antebi entered into a purchase and sale agreement under which they sold all of their respective membership interests in MSB Enterprise to unrelated third party purchasers. We have since entered into a five-year lease with MSB Enterprise, which we can renew, at our option, for an additional five years. The lease provides for an increase in the annual rent during the first five-year period from approximately $216,000 to approximately $234,000.

Director Compensation

Please see “Management – Director Compensation” for a discussion of options to be granted to our independent non-employee directors.

Executive Compensation and Employment Arrangements

Please see “Management – Executive Compensation” for additional information on compensation of our executive officers. Information regarding employment arrangements with of our executive officers is set forth under “Management – Employment Arrangements.”

S Corporation Distribution

Please see “S Corporation Distribution” and “Management – Executive Compensation” for additional information on the S Corporation distributions from each of our affiliated entities to certain of our executive officers and one of our non-employee directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 2004, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

The persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable.

Name and Address of Beneficial Owner (2)(5)	Number of Shares of Common Stock Beneficially Owned(1)	Number of Shares Being Offered(5)	Number of Shares Beneficially Owned After this Offering	Percentage of Shares of Common Stock Beneficially Owned
				Before Offering	After Offering
Elliot Antebi	2,870,000	150,000	2,720,000	23.9%	17.0%
Paul Peterik(3)	–	–	–	–	–
Steven Szklarz	2,970,000	150,000	2,820,000	24.8%	17.6%
Barry Antebi	2,970,000	150,000	2,820,000	24.8%	17.6%
Mark Antebi	2,870,000	150,000	2,720,000	23.9%	17.0%
Norman Dawidowicz(4)	–	–	–	–	–
David Goldman(4)	–	–	–	–	–
Steven Katz(4)	–	–	–	–	–
All directors and executive officers as a group (8 persons)	11,680,000	600,000	11,080,000	97.3%	69.3%

(1)	The percentage of shares of common stock beneficially owned prior to the offering is based on 12,000,000 shares of common stock outstanding as of December 31, 2004. The percentage of shares beneficially owned after this offering is based on 16,000,000 shares of common stock to be outstanding after this offering, reflecting the 4,000,000 shares that we are selling in this offering and assuming the sale of 600,000 shares by certain of our principal stockholders pursuant to the over-allotment option granted to the underwriters.

(2)	The street address of each beneficial owner is c/o IBuyDigital.com, Inc., 252 Conover Street, Brooklyn, New York 11231.

(3)	Upon completion of the offering, Mr. Peterik will receive a fully-vested option to purchase 40,000 shares of our common stock with an exercise price equal to the initial public offering price.

(4)	Upon completion of the offering, each of Messrs. Dawidowicz, Goldman and Katz will receive a fully-vested option to purchase 10,000 shares of our common stock with an exercise price equal to the initial public offering price.

(5)	The information in this table assumes that the underwriters exercise the over-allotment option granted to them by certain of our principal stockholders. Prior to completion of this offering, these principal stockholders will grant such over-allotment option for an aggregate of 600,000 shares of common stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. All of the shares of preferred stock are currently undesignated and none of such shares have been issued to date.

As of December 31, 2004, we had 12,000,000 shares of common stock issued and outstanding, held by 12 stockholders of record. As of that date, we had no outstanding warrants or options to purchase shares of our common stock.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders (other than an amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of such series are entitled to vote on such amendment) and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights associated with our preferred stock, when and if issued.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine the rights and preferences of such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Anti-takeover Provisions

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office, or by a sole remaining director, if applicable. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and, effective upon the consummation of this offering, may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or president, or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Nasdaq National Market

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “IBUY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of options and warrants, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon completion of this offering, we will have outstanding 16,000,000 shares of common stock.

Of the shares to be outstanding after completion of this offering, the 4,000,000 shares being sold by us in this offering will be freely tradable without restriction under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 12,000,000 shares are “restricted securities” under Rule 144. All of these restricted shares will be subject to the 180-day lock-up period described below. After the 180-day lock-up period, these restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon completion of the 180-day lock-up period, all of our outstanding restricted shares will be eligible for sale under Rule 144, subject to the aforementioned volume limitations.

Lock-Up Agreements

We expect that the holders of all of our currently outstanding common stock will execute agreements providing that, without the prior written consent of Merriman Curhan Ford & Co., as a representative of the several underwriters, such holders will not, during the period ending 180 days after the date of this prospectus, sell, offer, contract or grant any option to sell (including, without limitation any short sale), pledge, transfer, establish an open “put equivalent position” or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock. Such restrictions do not apply to certain transfers by bona fide gift, by will or intestacy, certain transfers in connection with trust arrangements and certain issuances pursuant to our stock plan or bonus arrangements. In determining whether to consent to a transaction prohibited by these restrictions, Merriman Curhan Ford & Co. will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of the sale, the potential impact of the sale on the market for the common stock, market conditions generally, the reason for the requested release, and whether the person requesting the release is one of our affiliates, executive officers or directors.

Stock Options

As of December 31, 2004, we had no outstanding options to purchase shares of common stock. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock options and other awards issuable pursuant to our amended and restated 2004 stock incentive plan and 2004 employee stock purchase plan.

Warrants

As of December 31, 2004, we had no outstanding warrants to purchase shares of our capital stock.

UNDERWRITING

We intend to offer the shares of common stock through Merriman Curhan Ford & Co. and Oppenheimer & Co. Inc. who are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us, certain of our stockholders and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merriman Curhan Ford & Co.
Oppenheimer & Co. Inc.

Over-allotment Option

Elliot Antebi, Steven Szklarz, Barry Antebi and Mark Antebi have granted an option to the underwriters to purchase an aggregate of up to 600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover over-allotments, if any, made in connection with the offering. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to the number of shares being purchased by that underwriter as reflected in the above table. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any commissions they receive and any profit they realize on the resale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor any selling stockholder can presently estimate the amount of such compensation.

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased (provided the aggregate number of shares which the defaulting underwriter(s) agreed to purchase does not exceed 10% of the total number of shares being offered, exclusive of the over-allotment option) or the underwriting agreement may be terminated.

Offer Price, Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price listed on the cover page of this prospectus, and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds to us before expenses of the offering payable by us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to IBuyDigital.com, Inc.

Other Terms

In the underwriting agreement, we have made certain representations and warranties in favor of the underwriters and we have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to pay costs, fees and expenses and reimburse the underwriters for certain of their expenses in connection with the sale of the shares being offered in this offering.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreements, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered by this prospectus for sale to some of our directors, officers, employees and friends. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and our directors, executive officers and all existing stockholders will agree, with some exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merriman Curhan Ford & Co. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Under the terms of the underwriting agreement, Merriman Curhan Ford & Co., on behalf of the underwriters, may, in its sole discretion, waive compliance or provide for early release of shares from the lockup provisions by us or any of our directors, executive officers and other stockholders who are subject to such lockup provisions.

Quotation on the Nasdaq National Market

We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “IBUY.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete, an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

NASD Regulations

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover page of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company, or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us, and may in the future receive customary fees and commissions for these transactions.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey. Steptoe & Johnson LLP, Washington, DC, will pass upon certain legal matters for the underwriters in connection with this offering.

EXPERTS

Goldstein Golub Kessler LLP, our independent registered public accounting firm, have audited our financial statements at December 31, 2003 and 2004 and the years ended December 31, 2002, 2003 and 2004, as set forth in their report. We have included our financial statements in the prospectus in reliance on Goldstein Golub Kessler LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, we have described the material terms of such documents and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.ibuydigital.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

IBuyDigital.com, Inc.

We have audited the accompanying consolidated balance sheets of IBuyDigital.com, Inc. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBuyDigital.com, Inc. and Subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with United States generally accepted accounting principles.

/s/    Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

New York, New York

February 8, 2005

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31,
	2003	2004
ASSETS

Current Assets:
Cash and cash equivalents	$774,501	$78,193
Accounts receivable (net of allowance for returns of $12,000
and $60,000, respectively)	346,913	823,080
Inventories	1,651,464	2,649,768
Prepaid expenses and other current assets	48,552	5,500

Total current assets	2,821,430	3,556,541

Property and Equipment, net	924,185	98,700

Deposits	50,000	–

Deferred Offering Costs	–	221,000

Total Assets	$3,795,615	$3,876,241

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Lines of credit	$554,735	$558,046
Cash overdraft	130,935	–
Accounts payable	1,255,567	1,390,789
Accrued expenses and other current liabilities	497,184	892,848
Current portion of mortgage payable	22,826	–
Deferred revenue	74,509	259,860
Due to stockholders	–	474,698

Total current liabilities	2,535,756	3,576,241

Mortgage Payable	748,404	–

Total liabilities	3,284,160	3,576,241

Commitments

Stockholders’ Equity:
Preferred stock – $0.01 par value; authorized 5,000,000 shares, none outstanding	–	–
Common stock – $0.01 par value; authorized 50,000,000 shares, issued and outstanding 12,000,000 shares	120,000	120,000
Additional paid-in capital	316,201	180,000
Retained earnings	75,254	–

Total stockholders’ equity	511,455	300,000

Total Liabilities and Stockholders’ Equity	$3,795,615	$3,876,241

See Notes to Consolidated Financial Statements

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31,
	2002	2003	2004
Net sales	$61,389,070	$61,161,829	$76,440,545

Cost of goods sold	56,571,119	55,445,193	68,833,250

Gross profit	4,817,951	5,716,636	7,607,295

Selling, general and administrative expenses	4,168,068	4,956,278	5,965,827

Income from operations	649,883	760,358	1,641,468

Other income (expense):
Rental income	58,922	56,921	50,867
Equity income	296	78,851	—
Interest expense	(54,499)	(85,117)	(68,196)

Total other income (expense)	4,719	50,655	(17,329)

Income before provision for income taxes	654,602	811,013	1,624,139
Provision for income taxes	25,978	38,739	138,537

Net income	$628,624	$772,274	$1,485,602

Net income per common share:
Basic and diluted	$0.05	$0.06	$0.12

Weighted-average number of common shares outstanding:
Basic and diluted	12,000,000	12,000,000	12,000,000

Pro forma:
Net income as above	$628,624	$772,274	$1,485,602
Pro forma income tax adjustments	191,500	218,500	512,000

Pro forma net income	$437,124	$553,774	$973,602

Pro forma net income per common share – basic and diluted	$0.04	$0.05	$0.08

See Notes to Consolidated Financial Statements

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount
Balance at December 31, 2001	12,000,000	$120,000	$180,000	$607,370	$907,370
Net income	–	–	–	628,624	628,624
Capital contribution to
MSB Enterprise LLC	–	–	136,201	–	136,201
Distributions to stockholders	–	–	–	(829,540)	(829,540)

Balance at December 31, 2002	12,000,000	120,000	316,201	406,454	842,655
Net income	–	–	–	772,274	772,274
Distributions to stockholders	–	–	–	(640,446)	(640,446)
Distributions to stockholders of MSB Enterprise LLC	–	–	–	(463,028)	(463,028)

Balance at December 31, 2003	12,000,000	120,000	316,201	75,254	511,455
Net income	–	–	–	1,485,602	1,485,602
Distributions to stockholders	–	–	–	(1,183,885)	(1,183,885)
Deconsolidation of MSB Enterprise LLC	–	–	(136,201)	97,727	(38,474)
Anticipated distribution to stockholders	–	–	–	(474,698)	(474,698)

Balance at December 31, 2004	12,000,000	$120,000	$180,000	–	$300,000

See Notes to Consolidated Financial Statements

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income	$628,624	$772,274	$1,485,602
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,769	46,259	50,803
Equity income	(296)	(78,851)
Increase in allowance for returns	6,000	–	48,000
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(23,295)	363,828	(524,167)
Increase in inventories	(751,294)	(142,410)	(998,304)
(Increase) decrease in prepaid expenses and other current assets	(11,470)	(37,082)	43,052
Decrease in deposits		100,000	50,000
Increase in accounts payable	411,726	554,465	135,222
Increase (decrease) in accrued expenses and other current liabilities	398,262	(189,792)	179,664
Increase (decrease) in deferred revenue	184,930	(125,453)	185,351

Net cash provided by operating activities	876,956	1,263,238	655,223

Cash flows used in investing activity – purchases of property and equipment	(921,819)	(32,277)	(41,006)

Cash flows from financing activities:
Payments for deferred offering	–	–	(5,000)
Proceeds from lines of credit	280,698	152,048	3,311
Proceeds from (repayments of) mortgage	790,821	(19,591)	(20,001)
(Purchase) distributions from investment	(170,000)	249,147	–
Decrease in cash overdraft	(28,842)	–	–
Increase (decrease) in cash overdraft – MSB Enterprise LLC	–	130,935	(104,950)
Capital contribution of MSB Enterprise LLC	136,201	–	–
Distributions to stockholders	(829,540)	(640,446)	(1,183,885)
Distributions to stockholders of MSB Enterprise LLC	–	(463,028)	–

Net cash provided by (used in) financing activities	179,338	(590,935)	(1,310,525)

Net increase (decrease) in cash and cash equivalents	134,475	640,026	(696,308)
Cash and cash equivalents at beginning of year	–	134,475	774,501

Cash and cash equivalents at end of year	$134,475	$774,501	$ 78,193

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$ 54,499	$ 85,117	$ 68,196

Income taxes	$ 32,978	$ 83,709	$ 16,189

Supplemental schedule of noncash investing and financing activities:
Deferred offering costs	–	–	$ 216,000

Anticipated distribution to stockholders	–	–	$ 474,698

Deconsolidation of MSB Enterprise LLC:
Assets	–	–	$ 815,688
Liabilities	–	–	(777,214)

Net	–	–	$ 38,474

See Notes to Consolidated Financial Statements

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

IBuyDigital.com, Inc. and subsidiaries (collectively, the “Company”) is a multi-category online discount retailer of new, brand-name merchandise.

The Company operates in a single business segment and sells its products principally to customers in the United States. The Company offers products in various merchandise categories, primarily consumer electronics. The Company markets to a broad range of consumer and small business customers through the Internet.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of IBuyDigital.com, Inc. and its wholly owned subsidiaries. Prior to December 2, 2004, the following entities were affiliated by common ownership and common control: IBuyDigital Online, Inc., DBuys.com Inc., Digital Megastore.com Inc. and Central Digital Inc. (collectively, the “Affiliates”).

Due to the affiliated entities having common ownership and being under common control, as described above, and the reorganization on December 2, 2004, the consolidated financial statements presented reflect consolidation or combination of the entities for all periods presented.

On December 2, 2004, the stockholders of the Affiliates formed IBuyDigital, Inc., a C Corporation. IBuyDigital, Inc. is authorized to issue 50,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. On December 14, 2004, the stockholders of the Affiliates exchanged their shares of the Company for 12,000,000 shares of IBuyDigital, Inc. The reorganization constitutes an exchange of shares between entities under common control. Accordingly, the transaction has been accounted for at the entities’ historical cost basis. All share and per share amounts have been restated to retroactively reflect the reorganization.

Additionally, for the years ended December 31, 2002 and 2003, through December 2, 2004, the consolidated financial statements include the accounts of MSB Enterprise LLC (“MSB”), a limited liability company (“LLC”) formerly owned by three of the four stockholders of IBuyDigital.com, Inc. (see Note 8).

On January 4, 2005, IBuyDigital, Inc., a Delaware corporation, changed its name to IBuyDigital.com, Inc., and IBuyDigital.com, Inc., a New York Corporation, changed its name to IBuyDigital, Inc. In January 2005, IBuyDigital, Inc. changed its name to IBuyDigital Online.com.

All intercompany accounts have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the respective reporting periods. Actual results could differ from those estimates.

Revenue Recognition

The Company applies the provisions of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, which provides guidance

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of the product has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collectibility is reasonably assured.

Net sales include product sales, gross outbound shipping charges and related handling fees and, to a lesser extent, third-party extended warranties and other services. The Company generally requires payment by credit card upon placing an order. Shipping terms are free on board shipping point. The Company does not execute any explicit sales agreements with its customers. Customers are bound by the terms and conditions posted on its websites. The products are standard consumer goods and expected to operate satisfactorily. The Company evaluates the likelihood of merchandise returns and provides an estimate for sales returns based on historical experience.

For product sales shipped directly from the Company’s vendors to end customers, the Company records revenue and related costs at the gross amounts charged to the customer and paid to the vendor based on an evaluation of the criteria outlined in EITF No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. The Company’s evaluation as to recording sales gross versus net is performed based on a number of factors, including the fact that the Company is the primary obligor in such transactions and has latitude in establishing prices and selecting suppliers. The Company takes title to the products sold upon shipment, bears credit risk and bears inventory risk for returned products that are not successfully returned to third-party suppliers.

Customers have the option to purchase third-party extended warranties on products sold by the Company. These warranties are provided by the manufacturers of such products or other third parties. The Company does not provide any other warranties on products sold. The Company has discretion in vendor selection, latitude in establishing the price charged, credit risk, and the risk of returns. The amount charged to the customer is included in the merchandise price charged to the customer, and the amount paid by the Company to the third party is included in cost of goods sold.

For a significant number of sales, the amount charged to the customer for the warranty is not separately itemized. Accordingly, it would not be practical for the Company to determine and disclose the amount of revenue from warranties, though the Company estimates that these are approximately 8% to 10% of net sales.

Deferred Revenue

Deferred revenue consists of amounts from credit cards billed for which the Company had not shipped the merchandise.

Earnings per Share

Net income per common share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. It has not experienced any losses in such accounts.

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable

Accounts receivable consist of amounts from credit cards billed for which payments have not yet been received at year-end and receivables from other customers. Accounts receivables from other customers are reported at their outstanding principal balances reduced by an allowance for doubtful accounts. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers’ ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventories

Inventories, consisting of finished goods, are valued at the lower of cost or market. The Company values all inventories utilizing the first-in, first-out method. Cost of the inventory only includes the Company’s direct purchase price of the finished goods.

Property and Equipment

Property and equipment is stated at historical cost less accumulated depreciation and is depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the underlying lease agreement or the useful life of the asset. The Company also capitalizes computer software costs that meet both the definition of internal use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. These costs are amortized on a straight-line basis over five years. System development costs not meeting the proper criteria for capitalization, including systems reengineering costs, are expensed as incurred.

Fair Value of Financial Investments

The carrying amount of cash and cash equivalents, accounts receivable, lines of credit, accounts payable, accrued expenses and other current liabilities approximates fair value because of the short-term maturity of these instruments.

Impairment

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that an asset is impaired include: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or a current expectation that, more likely than not, a long-lived (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. To date, no impairment charges have been recorded.

Deferred Offering Costs

Deferred offering costs represent costs attributable to a proposed initial public offering (“IPO”) (see Note 12). The Company intends to offset these costs against the proceeds from this transaction. In the event that such offering is not completed, these costs will be charged to operations.

Investment

MSB had an investment in an LLC with an interest in a rental real estate property. MSB accounted for the investment under the equity method of accounting. MSB liquidated the LLC interest in 2003.

Cost of Goods Sold

Cost of goods sold includes the purchase price of consumer products sold by the Company, inbound and outbound shipping charges to the Company and packaging supplies. All other costs, including credit card fees, are included in selling, general and administrative expenses in the consolidated statement of income. Outbound shipping charges and the cost of tangible supplies used to package products for shipment to customers totaled approximately $1,137,000, $1,512,000 and $1,987,000 in the years ended December 31, 2002, 2003 and 2004, respectively

Vendor Allowances

The Company may receive cash consideration, including allowances, from vendors as a result of purchasing and promoting their products. When the consideration represents a payment for assets or services delivered to the vendor, the cash consideration is characterized as revenue. Cash consideration represents a payment for assets or services if the vendor receives, or will receive, an identifiable benefit that is sufficiently separable from the Company’s purchase of the vendor’s products such that the Company would have entered into an exchange transaction with a party other than the vendor in order to provide that benefit, and the Company can reasonably estimate the fair value of the benefit provided. Where the consideration represents a reimbursement of a specific, incremental, identifiable cost incurred by the Company to sell the vendor’s products, the cash consideration is characterized as a reduction of that cost in the consolidated statement of income. All other cash consideration received from a vendor is accounted for as a reduction of the prices of the vendor’s products and is characterized as a reduction of cost of goods sold. During the years ended December 31, 2002, 2003 and 2004, the Company did not receive any consideration from vendors.

Advertising Costs

Costs incurred for advertising are expensed when incurred. For the years ended December 31, 2002, 2003 and 2004, advertising costs charged to operations were approximately $1,451,000, $2,046,000 and $2,449,000, respectively.

Income Taxes

Through December 14, 2004, the Affiliates had each elected to be treated as an S Corporation under the applicable sections of the Internal Revenue Code for income tax purposes. Accordingly, the

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Affiliates were not responsible for payment of income taxes; all income, gains, losses and credits retain their character and pass through directly to the individual stockholders. The Affiliates were, however, subject to New York City corporate business tax which amounted to approximately $26,000 and $38,000 for the years ended December 31, 2002 and 2003, respectively (see Note 6). For the year ended December 31, 2004, corporate business tax amounted to approximately $138,000, including federal and state taxes from the time of the reorganization. Additionally, as an LLC, MSB was not subject to income taxes.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective for the Company on July 1, 2005. The Company will adopt SFAS No. 123R beginning in the third quarter of 2005. The impact cannot be determined at this time since no stock options or other share-based payments have been granted to date.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

2.	PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

	December 31,		Estimated Useful Life
	2003	2004
Computers, software and equipment	$70,115	$90,722	5 years
Furniture and fixtures	8,390	8,390	5 years
Leasehold improvements	31,572	44,970	Term of lease
Capitalized software development costs	27,500	34,500	5 years
Land – MSB	53,900	–
Building – MSB	821,069	–	40 years

	1,012,546	178,582
Less accumulated depreciation and amortization	88,361	79,882

	$924,185	$98,700

Depreciation and amortization expense in 2002, 2003 and 2004 totaled $33,769, $46,259 and $50,803, respectively.

3.	LINES OF CREDIT AND MORTGAGE:

The Company has several lines of credit with a bank in the aggregate amount of $575,000. Borrowings under the lines of credit bear interest at the bank’s prime lending rate (5.25% as of December 31, 2004) plus .5% and the loans are payable on demand. The loans are collateralized by substantially all of the Company’s assets.

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MSB was obligated under a mortgage agreement with a commercial bank at December 31, 2003 which was payable in monthly installments aggregating $6,251, including interest, through February 2022. The mortgage bore interest at the rate of 7.0% per annum. The mortgage was collateralized by substantially all of MSB’s assets and was personally guaranteed by MSB’s members.

4.	COMMITMENTS:

On January 1, 2005, the Company entered into a noncancellable operating lease for office and warehouse space expiring on December 31, 2009. The Company is responsible for payment of all real estate taxes and operating expenses of the property (see Note 8).

The aggregate minimum future payments under the lease are payable as follows:

Year ending December 31,
2005	$215,800
2006	222,274
2007	228,942
2008	235,810
2009	242,884

$1,145,710

The Company has the right to extend the term of the lease for a period of five years upon expiration at the higher of the annual rent in the last year of the initial term or the fair market rent as determined by the lessor.

The Company has employment agreements with four executive officers and a consultant which provide for compensation and other benefits as defined in the agreements. The agreements provide for annual compensation of $550,000 for the years ended December 31, 2005, 2006 and 2007.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES:

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2003	2004
Accrued inventory purchases	$251,043	$55,945
Accrued credit card fees	185,781	294,780
Accrued salaries benefits	10,761	31,960
Accrued professional fees	–	328,000
Income taxes payable	–	97,560
Other	49,599	84,603

	$497,184	$892,848

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	PRO FORMA:

The pro forma net income in the accompanying consolidated statement of income for the years ended December 31, 2002, 2003 and 2004 includes a pro forma adjustment for income taxes which would have been required if the Company’s earnings were subject to federal and New York State income taxes (see Note 1). Pro forma net income is computed as follows:

	Year ended December 31,
	2002	2003	2004
Net income before pro forma adjustment for income taxes	$628,624	$772,274	$1,485,602

Federal	171,000	194,000	421,000
New York State	20,500	24,500	91,000

Pro forma provision for additional income taxes	191,500	218,500	512,000

Pro forma net income	$437,124	$553,774	$973,602

7.	ANTICIPATED DISTRIBUTION TO STOCKHOLDERS:

Based on SAB Topic 1B3, the anticipated subsequent distribution to stockholders has been recorded in the accompanying consolidated financial statements.

8.	CONSOLIDATION OF VARIABLE INTEREST ENTITY:

Through December 2004, the Company leased office and warehouse space on a month-to-month basis from MSB, an entity owned by the majority of the stockholders of the Company. The Company has consolidated the accounts of MSB in the accompanying financial statements through December 2, 2004 in accordance with FASB Interpretation No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”). On December 2, 2004, MSB was sold to unrelated third parties. In January 2005, the Company entered into a lease agreement with MSB (see Note 4). MSB was owned and subsequently sold by individual stockholders of the Company, rather than by the Company. Accordingly, the Company did not receive consideration for the sale and did not record any gain or loss on the transaction, and sale-leaseback accounting is not applicable.

In determining whether it was the primary beneficiary of MSB, the Company treated the ownership interests in MSB held by the stockholders of the Company as its own interests, in accordance with the provisions of paragraph 16 of FIN 46R. In accordance with the provisions of paragraph 17 of FIN 46R, the Company was most closely associated with MSB and, accordingly, was the primary beneficiary.

Subsequent to the sale of MSB in December 2004, the owners of MSB are neither related parties nor de facto agents of the Company and, accordingly, the Company is no longer required to treat those ownership interests as its own. As a result, the Company is no longer the primary beneficiary of MSB.

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed financial information of MSB included in the accompanying consolidated financial statements is as follows:

December 31, 2003
Assets	$900,000
Liabilities	900,000

Equity	—

	Year ended December 31,		January 1 to December 2, 2004
	2002	2003
Revenue	$194,000	$300,000	$216,000
Pretax income	105,000	175,000	86,000

9.	VALUATION AND QUALIFYING ACCOUNTS:

Activity in the Company’s valuation and qualifying accounts consists of the following:

	Year ended December 31,
	2002	2003	2004
Allowance for returns:
Balance at beginning of period	$6,000	$12,000	$12,000
Returned merchandise	(21,951)	(219,166)	(311,018)
Allowance for returns	27,951	219,166	359,018

Balance at end of period	$12,000	$12,000	$60,000

10.	STOCK OPTION PLAN:

In December 2004, the Company established an incentive stock plan (the “Plan”) under which options, restricted stock awards, stock appreciation rights and other stock-based awards may be granted to employees, officers, directors, consultants and advisors. A total of 1,500,000 shares of common stock is currently available under the Plan. The Plan includes an “evergreen provision” which allows for an annual increase in the number of shares available for issuance to be added on the first day of each of the Company’s fiscal years 2006 through 2014 equal to the lowest of 3,000,000 shares of common stock, 5% of the outstanding shares on such date or an amount determined by the board. The exercise price of incentive stock options issued under the Plan will be based on the fair market value of such shares as determined by the board of directors at the date of the grant of such options. No awards have been granted under the Plan.

IBUYDIGITAL.COM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.	QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized unaudited quarterly financial data for the years ended December 31, 2004 and 2003 is as follows:

Quarter ended	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Sales	$13,202,960	$14,749,663	$16,772,384	$31,715,538
Income from operations	52,911	177,502	714,236	696,819
Net income	44,831	161,911	666,414	612,446
Basic and diluted income per share	0.00	0.01	0.06	0.06

Quarter ended	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Sales	$15,121,108	$14,767,346	$12,768,023	$18,505,352
Income from operations	156,827	111,204	215,376	276,951
Net income	174,396	125,655	215,794	256,429
Basic and diluted income per share	0.01	0.01	0.02	0.02

12.	INITIAL PUBLIC OFFERING:

The Company has filed a registration statement on Form S-1 under the Securities Act of 1933. The registration statement contemplates an offering of 4,000,000 shares of common stock.

Through and including                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

4,000,000 Shares

IBuyDigital.com, Inc.

Common Stock

Merriman Curhan Ford & Co.

Oppenheimer & Co.

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Securities and Exchange Commission registration fee	$4,872.78
National Association of Securities Dealers Inc. fee	4,640.00
Nasdaq Stock Market listing fee	5,000.00
Accountants’ fees and expenses	300,000.00
Legal fees and expenses	425,000.00
Blue Sky fees and expenses	5,000.00
Transfer Agent’s fees and expenses	5,000.00
Printing and engraving expenses	150,000.00
Miscellaneous	*

Total	$ *

*	To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

In addition to the indemnification provided for in our certificate of incorporation, we intend to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law prior to completion of this offering. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements may be necessary to attract and retain qualified individuals to serve as directors and executive officers.

Item 15.    Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock issued by us within the past three years. Also included is the consideration, if any, received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)    Issuances of Capital Stock.

On December 14, 2004, we issued an aggregate of 3,000,000 shares of our restricted common stock to each of Elliot Antebi, our president and chief executive officer, Steven Szklarz, our chief operating officer, Mark Antebi, our chairman of the board and Barry Antebi, our vice president of fulfillment processes, in exchange for 100% of their respective stock ownership in each of IBuyDigital, Inc., Central Digital Inc., Digital Megastore.com Inc. and Dbuys.com Inc.

No underwriters were involved in the foregoing sales of securities. The securities described in this paragraph (a) of Item 15 were issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our common stock described above represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

(b)    Stock Option Grants.

As of December 31, 2004, we have not granted any stock options under our amended and restated 2004 Stock Incentive Plan.

Item 16.    Exhibits and Financial Statement Schedules.

(a)    Exhibits

Exhibit No.	Description
1.1*	Underwriting Agreement

3.1**	Certificate of Incorporation; Certificate of Amendment to Certificate of Incorporation

3.2**	By-laws

4.1*	Specimen Certificate evidencing shares of common stock

5.1*	Opinion of Morgan, Lewis & Bockius LLP

10.1**	Contribution Agreement, dated December 14, 2004, by and between the Company and each of Elliot Antebi, Mark Antebi, Steven Szklarz and Barry Antebi.

10.2**	Amended and Restated 2004 Stock Incentive Plan

10.3**	Form of Incentive Stock Option Agreement

10.4**	Form of Nonstatutory Stock Option Agreement

10.5**	2004 Employee Stock Purchase Plan

10.6**	Lease dated January 1, 2005, by and between MSB Enterprise LLC and the Company

10.7**	Employment Agreement dated December 14, 2004, by and between the Company and Elliot Antebi

10.8**	Employment Agreement dated December 14, 2004, by and between the Company and Steven Szklarz

10.9**	Employment Agreement dated December 14, 2004, by and between the Company and Barry Antebi

10.10**	Employment Agreement dated January 10, 2005, by and between the Company and Paul Peterik

10.11**	Consulting Agreement dated December 14, 2004, by and between the Company and Mark Antebi

10.12*	Elite Credit Account Agreement by and between North Fork Bank and Central Digital Inc.

Exhibit No.	Description
10.13*	Elite Credit Account Agreement by and between North Fork Bank and Dbuys.com Inc.

10.14*	Elite Credit Account Agreement by and between North Fork Bank and IBuyDigital.com, Inc.

10.15*	Form of Indemnification Agreement for Officers and Directors

21.1	Subsidiaries of the Registrant

23.1	Consent of Goldstein Golub Kessler LLP

23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-7)

*	To be filed by amendment.
**	Previously filed.

(b)    Financial Statement Schedules.

None

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)    For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Brooklyn, City of New York on this 4th day of March, 2005.

IBUYDIGITAL.COM, INC.

By:	/s/ ELLIOT ANTEBI
Elliot Antebi
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ELLIOT ANTEBI Elliot Antebi	President, Chief Executive Officer and Director (Principal Executive Officer)	March 4, 2005

/S/ PAUL PETERIK Paul Peterik	Chief Financial Officer (Principal Financial and Accounting Officer)	March 4, 2005

* Mark Antebi	Chairman of the Board of Directors	March 4, 2005

* Norman Dawidowicz	Director	March 4, 2005

* David Goldman	Director	March 4, 2005

* Steven Katz	Director	March 4, 2005

By the signature set forth below, the undersigned, pursuant to the duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Amendment No. 1 to Registration Statement on behalf of the person indicated.

By:	/S/ ELLIOT ANTEBI
Elliot Antebi Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Underwriting Agreement

3.1**	Certificate of Incorporation; Certificate of Amendment to Certificate of Incorporation

3.2**	By-laws

4.1*	Specimen Certificate evidencing shares of common stock

5.1*	Opinion of Morgan, Lewis & Bockius LLP

10.1**	Contribution Agreement, dated December 14, 2004, by and between the Company and each of Elliot Antebi, Mark Antebi, Steven Szklarz and Barry Antebi.

10.2**	Amended and Restated 2004 Stock Incentive Plan

10.3**	Form of Incentive Stock Option Agreement

10.4**	Form of Nonstatutory Stock Option Agreement

10.5**	2004 Employee Stock Purchase Plan

10.6**	Lease dated January 1, 2005, by and between MSB Enterprise LLC and the Company

10.7**	Employment Agreement dated December 14, 2004, by and between the Company and Elliot Antebi

10.8**	Employment Agreement dated December 14, 2004, by and between the Company and Steven Szklarz

10.9**	Employment Agreement dated December 14, 2004, by and between the Company and Barry Antebi

10.10**	Employment Agreement dated January 10, 2005, by and between the Company and Paul Peterik

10.11**	Consulting Agreement dated December 14, 2004, by and between the Company and Mark Antebi

10.12*	Elite Credit Account Agreement by and between North Fork Bank and Central Digital Inc.

10.13*	Elite Credit Account Agreement by and between North Fork Bank and Dbuys.com Inc.

10.14*	Elite Credit Account Agreement by and between North Fork Bank and IBuyDigital.com, Inc.

10.15*	Form of Indemnification Agreement for Officers and Directors

21.1	Subsidiaries of the Registrant

23.1	Consent of Goldstein Golub Kessler LLP

23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (see page II-7)

*	To be filed by amendment.
**	Previously filed.